Management’s Discussion & Analysis
For the years ended December 31, 2017 and 2016

Q4 2017 MANAGEMENT DISCUSSION AND ANALYSIS

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) dated February 20, 2018 for Kirkland Lake Gold Ltd. (the “Company” and as defined in the section entitled “Business Overview”) contains information that management believes is relevant to an assessment and understanding of the Company’s consolidated financial position and the results of its consolidated operations for the year ended December 31, 2017. The MD&A should be read in conjunction with the Consolidated Financial Statements for the years ended December 31, 2017 and 2016, which were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB").

FORWARD LOOKING STATEMENTS
This MD&A may contain forward-looking statements and should be read in conjunction with the risk factors described in the “Risk and Uncertainties” and “Forward Looking Statements” sections at the end of this MD&A and as described in the Company’s Annual Information Form for the year ended December 31, 2016. Additional information including this MD&A, Consolidated Financial Statements for the year ended December 31, 2017, the Company’s Annual Information Form for the year ended December 31, 2016, and press releases have been filed electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”) and are available online under the Kirkland Lake Gold Ltd. profile at www.sedar.com and on the Company’s website (www.klgold.com).

NON – IFRS MEASURES
Certain non-IFRS measures are included in this MD&A, including average realized gold price per ounce, operating cash costs and operating cash cost per ounce sold, all-in sustaining cost per ounce sold (“AISC”), free cash flows, adjusted net earnings from continuing operations, adjusted net earnings per share from continuing operations, working capital and earnings before interest, taxes, depreciation and amortization (“EBITDA”). In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers. The Company believes that these measures, in addition to information prepared in accordance with IFRS, provides investors with useful information to assist in their evaluation of the Company’s performance and ability to generate cash flow from its operations. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a subtitute for measures of performance prepared in accordance with IFRS. For further information, refer to the “Non-IFRS Measures” section of this MD&A.

The following additional abbreviations may be used throughout this MD&A: General and Administrative Expenses (“G&A”); Plant and Equipment (“PE”); Gold (“Au”); Ounces (“oz”); Grams per Tonne (“g/t”); Million Tonnes (“Mt”); Tonnes (“t”); Kilometre (“km”); Metres (“m”); Tonnes per Day (“tpd”); Kilo Tonnes (“kt”); Estimated True Width (“ETW”); and Life of Mine (“LOM”).

COMPARATIVE INFORMATION
During the year ended December 31, 2016, the Company (as Kirkland Lake Gold Inc.) completed two separate business combinations: a plan of arrangement with Newmarket Gold Inc. (“Newmarket”) which closed on November 30, 2016 and the acquisition of St Andrew Goldfields Ltd. (“St Andrew”), which closed on January 26, 2016. The results of operations for Newmarket and St Andrew are only included from their respective dates of acquisition. For more information please refer to the “Business Overview” section in this MD&A.

REPORTING CURRENCY
All amounts are presented in U.S. dollars ("$") unless otherwise stated. References in this document to “C$” are to Canadian dollars and references to "A$" are to Australian dollars. Unless otherwise specified, all tabular amounts are expressed in thousands of U.S. dollars, except per share or per ounce amounts.

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Q4 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

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Q4 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

BUSINESS OVERVIEW

Kirkland Lake Gold Ltd. (individually, or collectively with its subsidiaries, as applicable, the “Company” or “Kirkland Lake Gold”) is a mid-tier, Canadian, U.S. and Australian-listed, gold producer with four wholly owned underground operating mines in Canada and Australia. The Company’s production profile is anchored by two high-grade, low-cost operations: the Macassa Mine (“Macassa”) located in northeastern Ontario, Canada and the Fosterville Mine (“Fosterville”) located in the state of Victoria, Australia. Kirkland Lake Gold also realizes additional gold production from its Taylor (“Taylor”) and Holt (“Holt”) mines located in northeastern Ontario. In addition, the Company’s business portfolio also includes two wholly owned mines currently on care and maintenance. The Cosmo Mine (“Cosmo”) in the Northern Territory of Australia was placed on care and maintenance effective June 30, 2017, while the Holloway Mine (“Holloway”) in Northeastern Ontario was placed on care and maintenance effective December 31, 2016. The Stawell Mine (“Stawell”) in Victoria, Australia was placed on care and maintenance in December 2016 and was sold as of December 21, 2017.

The Company also has a pipeline of growth projects and strategic investments and continues to conduct extensive exploration on its land holdings in Canada and Australia. The current exploration programs are focused on extending known zones of mineralization and testing for new discoveries in order to increase the level of mineral resources and reserves in support of future organic growth.

Kirkland Lake Gold is focused on delivering superior value for its shareholders and maintaining a position within the mining industry as a sustainable, leading low-cost gold producer. Through the advancement of its exploration and development project pipeline and by maintaining a large reserve and resource base of quality assets, Kirkland Lake Gold is focused on developing future production growth. The Company believes that the potential to identify new sources of production through exploration success, extending mine life at existing deposits, and utilizing excess milling capacity at each of its operations can support future organic growth to increase value for its shareholders.

In addition, Kirkland Lake Gold makes strategic investments in the common shares of other public issuers in instances where the Company can gain exposure to prospective mineral properties that offer the potential for future profitable gold production.
In the event that the prospective mineral properties owned by a public issuer in which Company invests results in the establishment of a sufficiently attractive economic deposit, the Company’s intention would be to acquire ownership of the deposit.

On January 26, 2016, Old Kirkland Lake Gold Inc. (“Old Kirkland Lake Gold”) acquired all the issued and outstanding common shares of St Andrew pursuant to a plan of arrangement (the “St Andrew Arrangement”). As a result of the St Andrew Arrangement, Old Kirkland Lake Gold acquired the Holt, Holloway, and Taylor Mines (collectively, the “Holt Mine Complex”). The St Andrew Arrangement was considered a business combination under IFRS with Old Kirkland Lake Gold being the acquirer for accounting purposes.

On November 30, 2016, Old Kirkland Lake Gold completed a plan of arrangement with Newmarket (the “Newmarket Arrangement”). As a result of the Newmarket Arrangement, Old Kirkland Lake Gold became a wholly-owned subsidiary of Newmarket, and Newmarket was subsequently renamed Kirkland Lake Gold Ltd. The Newmarket Arrangement was considered a business combination under IFRS with Old Kirkland Lake Gold being the acquirer for accounting purposes.

Effective December 6, 2016, Kirkland Lake Gold’s common shares began trading on the Toronto Stock Exchange (“TSX”) under the symbol “KL” and began trading on the OTCQX under the symbol “KLGDF” effective January 19, 2017. Effective August 16, 2017, the Company’s common shares began trading on the New York Stock Exchange under the symbol “KL” and, concurrent with this listing, was de-listed from the OTCQX. Effective November 30, 2017, the Company’s common shares were listed on the Australian Securities Exchange under the symbol “KLA”. During 2017, the Company also had unsecured convertible debentures of Old Kirkland Lake Gold, the C$62.1 million 7.5% debentures (the “7.5% Debentures”), which traded on the TSX under the symbol KLG.DB.A. These debentures matured on December 31, 2017, with over 99% of the debentures being converted into the Company’s common shares, and the remainder being repaid in cash (see the Liquidity and Financial Condition Review of this MD&A for more information). The Company’s C$56.8 million 6% unsecured convertible debentures (the “6% Debentures”), which were traded under the symbol KLG.DB, were repaid from existing cash resources on June 30, 2017, the maturity date for the issue.

During 2017, the Company made strategic investments in a number of junior exploration companies based in Canada and Australia. The largest of these investments was a $61.0 (C$74.9) million investment, made by way of private purchase and a

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Q4 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

private placement financing, to acquire an aggregate 25.8 million common shares of Novo Resources Corp. (“Novo”), representing an 16.98% ownership interest at the time of acquisition. As part of a private placement financing to acquire 14.0 million common shares of Novo, the Company also acquired 14.0 million common share purchase warrants, each entitling the Company to acquire a common share of Novo at a price of C$6.00 until September 6, 2020, subject to certain acceleration rights held by Novo. Novo is a TSX Venture-listed junior exploration company that controls a 12,000 km2 land package in the Pilbara Region of Western Australia.

On December 21, 2017, the Company completed a transaction to sell to an affiliate of Arete Capital Partners Ltd. (“Arete”) all the issued and outstanding common shares of its indirectly held wholly owned subsidiary, Stawell Gold Mines Pty Ltd., which held the Stawell Mine. Pursuant to the terms of the transaction, the Company received $6.25 million in cash consideration upon closing and retains a 2.5% net smelter return royalty on the Stawell Mine. An after-tax loss of $24.9 million and $4.6 million were included in discontinued operations for 2017 and 2016, respectively.

The comparative information in this MD&A and for the audited Consolidated Financial Statements for the year ended December 31, 2016 is that of Old Kirkland Lake Gold, with the results of operations of St Andrew consolidated from the date of acquisition, being January 26, 2016.
CONSOLIDATED FINANCIAL AND OPERATIONAL HIGHLIGHTS

The following is a summary of the Company’s financial and operational results for the year (“2017”) and three (“Q4 2017”) months ended December 31, 2017. Results for the full-year (“2016”) and three months (“Q4 2016”) ended December 31, 2016, which are discussed for comparison purposes to 2017 and Q4 2017, include the Company’s Australian operations from November 30, 2016, following the completion of the Newmarket Arrangement. Comparison of results for 2017 to 2016 include results from the Holt Mine Complex from January 26, 2016, following completion of the St Andrew Arrangement. In addition, results for 2016 and Q4 2016 presented in this MD&A have been restated to exclude discontinued operations, which includes the results of the Stawell Mine during these periods. A more detailed analysis is provided throughout this MD&A.

(in thousands of dollars, except per share amounts)	Three Months Ended December 31, 2017	Three Months Ended December 31, 2016 (Restated)	Year Ended December 31, 2017	Year Ended December 31, 2016 (Restated)
Revenue	$212,364	$130,901	$747,495	$403,340
Production costs	68,283	60,625	288,315	192,842
Earnings before income taxes	54,799	17,698	196,079	79,767
Loss from discontinued operations	(24,904)	(4,627)	(24,904)	(4,627)
Net earnings	$40,980	$3,076	$132,426	$42,107
Basic earnings per share from continuing operations	$0.32	$0.05	$0.76	$0.39
Basic earnings per share	$0.20	$0.02	$0.64	$0.35
Diluted earnings per share	$0.20	$0.02	$0.63	$0.34
Cash flow from operating activities of continuing operations	103,351	68,456	309,812	186,981
Cash investment on mine development and PPE	38,832	23,111	131,840	73,051

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Q4 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

	Three Months Ended December 31, 2017	Three Months Ended December 31, 2016 (Restated)	Year Ended December 31, 2017	Year Ended December 31, 2016 (Restated)
Tonnes milled	454,897	437,601	1,974,093	1,271,670
Grade (g/t Au)	11.8	7.5	9.8	7.9
Recovery (%)	96.3%	93.6%	95.7%	95.1%
Gold produced (oz)	166,579	105,757	596,405	313,653
Gold Sold (oz)	165,715	111,690	592,674	326,687
Averaged realized price ($/oz sold)(1)	1,282	1,202	1,261	1,234
Operating cash costs per ounce ($/oz sold)(1)	412	533	481	571
AISC ($/oz sold)(1)	816	900	812	930
Adjusted net earnings from continuing operations(1)	71,153	22,806	149,133	67,851
Adjusted net earning per share from continuing operations(1)	$0.34	$0.16	$0.72	$0.56

(1)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 37-44 of this MD&A.

2017 Highlights

▪
Production growth: 2017 production totaled 596,405 ounces, a 90% increase from 313,653 ounces in 2016 when consolidated production included the Company’s Australian operations only from November 30, 2016 and for the Holt Mine Complex from January 26, 2016.

▪
Improved unit costs: Total production costs in 2017 were $288.3 million, which compared to $192.8 million the previous year, with the increase reflecting higher business volumes resulting from higher tonnes and higher grades in 2017. Operating cash costs per ounce sold averaged $481, a $90 per ounce or 16% improvement from 2016, while all-in sustaining cost (“AISC”) per ounce sold averaged $812, $118 per ounce or 13% better than the previous year.

▪
Strong cash flow generation: Cash flow from operating activities of continuing operations totaled $309.8 million, an increase of $122.8 million or 66% from $187.0 million in 2016, with free cash flow in 2017 totaling $178.0 million, $64.1 million or 56% higher than $113.9 million in 2016.

▪
Solid earnings performance: Net earnings in 2017 totaled $132.4 million ($0.64 per basic share), an increase of $90.3 million or 214% from net earnings of $42.1 million ($0.35 per basic share) in 2016. The increase in net earnings largely reflected the impact of increased production and revenue, lower unit costs and a lower effective tax rate. These factors more than offset higher levels of production costs, depletion and depreciation expense and significantly higher exploration spending compared to 2016. Net earnings in 2017 consisted of earnings from continuing operations of $157.3 million and a loss from discontinued operations of $24.9 million, with the loss relating to the 2017 care and maintenance expenses and the sale of the Company’s Stawell Mine in Australia on December 21, 2017.

▪
Adjusted net earnings from continuing operations in 2017 totaled $149.1 million ($0.72 adjusted net earnings per share from continuing operations), representing growth of $81.2 million or 120% from $67.9 million in 2016. The exclusion from adjusted net earnings from continuing operations in 2017 of the $24.9 million after-tax loss from discontinued operations ($0.12 per share) and net deferred tax recovery of $10.0 million ($0.05 per share) were the most significant differences between net earnings and adjusted net earnings from continuing operations for the year. In 2016, adjusted net earnings from continuing operations were higher than net earnings due to the exclusion of transaction costs, mainly related to the completion of the Newmarket Arrangement, the impact of purchase price allocation adjustments on acquired metal inventory, and a loss from discontinued operations.

▪
Significant commitment to exploration: Exploration and evaluation expenditures in 2017 totaled $48.4 million, more than triple the $15.8 million of exploration expenditures in 2016. During 2017, the Company announced significant extensions to high-grade mineralization at the Swan Zone at Fosterville, the South Mine Complex at Macassa and the Lantern Deposit at the Cosmo Mine. In addition, new areas of high-grade gold mineralization were intersected at the Taylor Mine up to 1.8 km east of the Shaft Deposit and at depth below the West Porphyry Deposit.

▪
Strong growth in Mineral Reserves and Mineral Resources: Based on extensive exploration, delineation and infill drilling in 2017, the Company’s December 31, 2017 Mineral Reserve and Mineral Resource estimates included a 36% increase in consolidated Mineral Reserves to 4.6 million ounces at an average grade of 11.1 grams per tonne. Also included in the estimates were growth in both Mineral Reserves and Mineral Resources at Fosterville, with Mineral Reserves reaching 1,700,000 ounces at an average grade of 23.1 grams per tonne, a doubling of the Swan Zone at

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Fosterville, with Mineral Reserves totaling 1.2 million ounces at 61.2 grams per tonne, and a 58% increase in Measured and Indicated Mineral Resources at Macassa, to 2.1 million ounces at an average grade of 17.1 grams per tonne.

▪	Solid financial position: Cash totaled $231.6 million at December 31, 2017 compared to $234.9 million at December 31, 2016.

▪
Convertible debentures eliminated: During 2017, the Company’s outstanding convertible debentures were eliminated with $43.8 (C$56.8) million being paid to redeem the 6.0% Debentures at maturity on June 30, 2017 and more than 99% of the C$62.0 million 7.5% Debentures being converted into 4,505,393 commons shares in December 2017.

▪
Repurchased 5.4 million common shares: The Company repurchased 5.4 million common shares in 2017 for a total of $60.1 (C$76.5) million through a normal course issuer bid (“NCIB”) initiated in May 2017.

▪
Dividends: The Company introduced a dividend policy in March 2017, with an initial quarterly dividend payment of $0.01 per share paid in July 2017 and October 2017. The dividend increased to $0.02 per share effective the January 15, 2018 payment.

▪
Strategic investments: A number of strategic investments were made during 2017, including investments of approximately $61.0 (C$74.9) million in Novo, $6.9 (C$8.9) million in Bonterra Resources Inc., $6.4 (C$8.6) million in Metanor Resources Inc. and $3.8 (C$4.9) million in De Grey Mining Limited.

Q4 2017 Highlights

▪	Record quarterly production: Q4 2017 production totaled 166,579 ounces, a 56% increase from Q4 2016 and 20% higher than Q3 2017.

▪
Lower unit costs: Q4 2017 production costs totaled $68.3 million compared to production costs of $60.6 million in Q4 2016 and $66.5 million in Q3 2017. Operating cash cost per ounce sold in Q4 2017 averaged $412, a 23% improvement from $533 in Q4 2016 and 15% better than $482 the previous quarter. AISC per ounce sold averaged $816, a 9% improvement from $900 in Q4 2016 and 3% better than $845 in Q3 2017.

▪
Continued strong cash flow: Cash flow from operating activities of continuing operations totaled totaled $103.4 million compared to $68.5 million in Q4 2016 and $66.8 million in Q3 2017, with free cash flow in Q4 2017 totaling $64.5 million, 42% and 105% higher than $45.3 million in Q4 2016 and $31.5 million in Q3 2017, respectively.

▪
Solid earnings growth: Net earnings in Q4 2017 totaled $41.0 million ($0.20 per basic share), which compared to net earnings of $3.1 million ($0.02 per basic share) in Q4 2016 and $43.8 million ($0.21 per basic share) in the previous quarter. Net earnings for Q4 2017 consisted of earnings from continuing operations totaling $65.9 million and a loss from discontinued operations of $24.9 million related to the sale of the Company’s Stawell Mine on December 21, 2017. Earnings from continuing operations in Q4 2017 included a $24.9 million deferred tax recovery ($0.12 per basic share), mainly related to the previously unrecognized deferred tax assets in the period that were acquired in a previous business combination, partially offset by a loss of $17.6 million reflecting a pre-tax mark-to-market loss in the quarter on fair valuing the Company's 14.0 million common share purchase warrants of Novo ($0.08 per basic share).

▪
Adjusted net earnings from continuing operations in Q4 2017 totaled $71.2 million ($0.34 adjusted net earnings per share from continuing operations) versus $22.8 million in Q4 2016 and $27.4 million in Q3 2017. The difference between net earnings and adjusted net earnings from continuing operations in Q4 2017 mainly related to the exclusion in adjusted net earnings from continuing operations of the $24.9 million after-tax loss on discontinued operations ($0.12 per share), a $17.6 million pre-tax mark-to-market loss on the fair valuing the Company’s 14.0 million common share purchase warrants in Novo ($0.08 per share) and net deferred tax recovery of $10.0 million ($0.05 per share). In Q4 2016, a number of pre-tax expenses were excluded from adjusted net earnings from continuing operations, including: transaction costs of $14.4 million and $6.5 million of purchase price allocations adjustments on acquired metal inventory. In addition, adjusted net earnings from continuing operations in Q4 2016 also excluded an after-tax $4.6 million loss from discontinued operations. In Q3 2017, the Company recorded a $19.2 million pre-tax mark-to-market gain related to the fair value of Novo warrants, which was excluded from adjusted net earnings from continuing operations.

▪
Continued exploration success: Exploration and evaluation expenditures in Q4 2017 totaled $10.7 million compared to $6.0 million in Q4 2016 and $16.9 million the previous quarter. Key drill results released during the quarter included a 120 metre down-plunge extension of the Swan Zone at the Fosterville Mine, a significant expansion of the Lantern Deposit at the Cosmo Mine in the Northern Territory of Australia and the intersection of a new gold zone 350 metres below the West Porphyry Deposit at the Taylor Mine.

▪	Share repurchases: A total of 1,553,500 common shares for $20.7 million (C$26.3) million were repurchased through a Normal Course Issuer Bid ("NCIB").

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Q4 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

▪
Dividend payment: The Company’s second quarterly dividend of $1.7 (C$2.1) million or C$0.01 per share was made on October 16, 2017. On December 15, 2017, the Company announced an increase to the Q4 dividend payment from C$0.01 to C$0.02 as this was determined for shareholders of record on December 29, 2017.

PERFORMANCE AGAINST 2017 GUIDANCE

Kirkland Lake Gold achieved all of the Company’s consolidated production and unit cost guidance for full-year 2017. A number of revisions were made to the Company’s guidance during the year. Guidance for consolidated production and AISC per ounce sold were improved three times. Consolidated production guidance began the year at 500,000 - 525,000 ounces and was ultimately improved to 580,000 - 595,000 ounces on November 2, 2017. AISC per ounce sold guidance commenced 2017 at $950 - $1,000 with the final improvement resulting in a target range of $800 - $825. Other revisions to consolidated guidance during 2017 included: two improvements to operating cash cost per ounce sold guidance, which began the year at $625 - $675 and was ultimately established at $475 - $500 on November 2, 2017; a revision to sustaining and growth capital expenditure guidance from $180 - $200 million to $160 - $180 million on August 2, 2017, and an increase in the guidance for corporate G&A expense from $17 million to $20 million on November 2, 2017. (For more information on the revisions to guidance announced on November 2, 2017, August 2, 2017 and May 4, 2017 see the MD&As for the periods ended September 30, 2017, June 30, 2017 and March 31, 2017.)

2017 Guidance (as at November 2, 2017)

	Canadian Mines			Australian Mines
($ millions unless otherwise stated)	Macassa	Taylor	Holt	Fosterville	Northern Territory (3)	Consolidated
Gold production (kozs)	190 - 195	50 - 55	65 - 70	250 - 260	20	580 - 595
Operating cash costs/ounce sold ($/oz) (2)(5)	$520 - $550	$575 - $625	$670 - $725	$260 - $280	$1,500 - $1,600	$475 - $500
AISC/ounce sold ($/oz) (2)(5)						$800 - $825
Operating cash costs (2)						$270 - $280
Royalty costs						$20 - $25
Sustaining and growth capital(5)						$160 - $180
Exploration and evaluation						$45 - $55
Corporate G&A expense (4)						$20

(1)	Represents the Company’s guidance for which the three-month period ended December 31, 2017 was measured against.

(2)
Operating cash costs, operating cash cost/ounce sold and AISC/ounce sold reflect an average US$ to C$ exchange rate of 1.2983 and a US$ to A$ exchange rate of 1.3047. See “Non-IFRS Measures” set out starting on page 32 of this MD&A for further details. The most comparable IFRS Measure for operating cash costs, operating cash costs per ounce sold and AISC per ounce sold is production costs as presented in the Consolidated Statements of Operations and Comprehensive Income

(3)	Northern Territory includes Cosmo Mine and Union Reefs Mill. The Cosmo Mine was placed on care and maintenance effective June 30, 2017 (see News Release dated May 4, 2017).

(4)	Includes general and administrative costs and severance payments. Excludes non-cash share-based payment expense.

(5)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 37-44 of this MD&A.

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Q4 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

2017 Performance

	Canadian Mines			Australian Mines
($ millions unless otherwise stated)	Macassa	Taylor	Holt	Fosterville	Northern Territory (3)	Consolidated (2)
Gold production (kozs)	194,237	50,764	66,677	263,845	20,595	596,405
Operating cash costs/ounce sold ($/oz) (1)(4)	$523	$610	$685	$264	$1,661	$481
AISC/ounce sold ($/oz) (1)(4)						$812
Operating cash costs (1)						$285.3
Royalty costs						$21.4
Sustaining and growth capital(4)						164.5
Exploration and evaluation						$48.4
Corporate G&A expense(5)						$21.7

(1)	Operating cash costs, operating cash costs/ounce and AISC/ounce sold reflect an average US$ to C$ exchange rate of 1.2965 and a US$ to A$ exchange rate of 1.3041

(2)	Consolidated 2017 production includes 287 ounces processed from the Holloway Mine.

(3)	Northern Territory includes Cosmo Mine and Union Reefs Mill. The Cosmo Mine was placed on care and maintenance effective June 30, 2017 (see News Release dated May 4, 2017).

(4)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 37-44 of this MD&A.

(5)	Includes general and administrative costs and severance payments. Excludes non-cash share-based payment expense.

▪
Consolidated gold production for 2017 of 596,405 ounces exceeded the Company’s improved guidance for the year of 580,000 - 595,000 ounces. All of the Company’s operating mines achieved or exceeded their respective production guidance. The primary factor driving the strong consolidated production performance and multiple increases in guidance was the performance at Fosterville, where grades outperformed expected levels for much of the year, including during Q4 2017 when the mine achieved its highest ever quarterly average grade of 21.5 grams per tonne. Fosterville’s production guidance was increased twice during 2017 from 140,000 - 160,000 ounces initially to a final target of 250,000 - 260,000 ounces. Fosterville’s total production of 263,845 ounces exceeded the improved guidance. Macassa’s production of 194,237 ounces achieved the top end of the improved guidance range of 190,000 - 195,000 ounces. Production guidance for Macassa was increased on May 4, 2017 from 180,000 - 185,000 ounces on the anticipation of higher run-of-mine tonnage over the balance of the year. Both run-of-mine tonnes processed and average grades at Macassa increased from comparable 2016 levels. Guidance for the Holt Mine of 65,000 - 70,000 ounces remained unchanged throughout 2017, with the mine’s production of 66,677 ounces achieving the target range. Production at the Taylor Mine of 50,764 ounces achieved the revised target range of 50,000 - 55,000 ounces, which had been revised from 55,000 - 60,000 ounces on August 2, 2017.

▪
Production costs for the year totaled $288.3 million. Operating cash costs of $285.3 million in 2017 exceeded the guidance range of $270 - $280 million due mainly to the higher than expected production volumes during the year.

▪
Operating cash costs per ounce sold for 2017 averaged $481, in the low end of the improved guidance range of $475 - $500. Operating cash costs at Fosterville averaged $264 per ounce sold, achieving guidance of $260 - $280, which had been improved on August 2, 2017 from $310 - $300. Higher than expected grades were the main factor contributing to Fosterville’s low unit operating cash costs during the year. Macassa’s operating cash costs of $523 per ounce sold were in the low end of the improved target range of $520 -$550, which had been revised from $552 - $568 per ounce sold on May 4, 2018 in anticipation of higher production volumes over the balance of the year. Holt’s operating cash cost per ounce sold of $685 was near the low end of the guidance established at the beginning of 2017, while average operating cash costs at Taylor of $610 per ounce sold achieved the mine’s guidance of $575 - $625. Operating cash cost guidance for Taylor had been revised higher from $450 - $525 on November 2, 2017, reflecting the impact of lower than expected production volumes during the year.

▪
AISC per ounce sold averaged $812 for 2017, in line with the improved guidance of $800 - $825. In addition to a solid operating cash cost performance, discussed above, the Company’s strong AISC performance also reflected lower than anticipated levels of sustaining capital expenditures on a per ounce sold basis.

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Q4 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

▪	Royalty costs totaled $21.4 million for 2017, which was in the low end of the Company’s full-year 2017 guidance of $20 - $25 million.

▪
Sustaining and growth capital for 2017 totaled $164.5 million, which was in line compared to the Company’s revised guidance of $160 - $180 million. Sustaining capital expenditures for the year totaled $147.7 million, with growth capital expenditures totaling $16.8 million. The revision of the Company’s guidance on August 2, 2017 from $180 - $200 million largely reflected lower than expected levels of capital development, primarily at Macassa and Holt, due to revisions to mine sequencing plans and, in some cases, the deferral of development work.

▪	Exploration expenditures totaled $48.4 million, consistent with the Company’s full-year 2017 guidance of $45 - $55 million.

▪
Corporate G&A expense for 2017 totaled $21.7 million, which compared to revised guidance of $20.0 million. The higher than expected corporate G&A expense was mainly due to additional consulting and legal fees related to initiatives undertaken during the year.

FULL-YEAR 2018 GUIDANCE

On January 17, 2018, Kirkland Lake Gold released full-year guidance for 2018 (see News Release dated January 17, 2018). Compared to the Company’s full-year 2017 results, the Company’s 2018 guidance includes increased production, improved unit costs and higher levels of capital and exploration expenditures in support of the Company’s longer-term objective of growing annual gold production over the next five to seven years to approximately a million ounces. A review of the Company’s full-year 2018 guidance is provided below.

($ millions unless otherwise stated)	Macassa	Taylor	Holt	Fosterville	Consolidated (2)
Gold production (kozs)	215 - 225	60 - 70	65 - 75	260 - 300	+620
Operating cash costs/ounce sold ($/oz) (1)(2)	475 - 500	625 - 650	625 - 650	270 - 290	$425 - $450
AISC/ounce sold ($/oz)(1)(2)					$750 - $800
Operating cash costs (1)					$260 - $270
Royalty costs					$22 - $27
Sustaining capital(2)					$150 - $170
Growth capital(2)					$85 - $95
Exploration and evaluation					$75 - $90
Corporate G&A expense(3)					$20 - $22

(1)	Operating cash costs, operating cash costs/ounce and AISC/ounce sold reflect an average US$ to C$ exchange rate of 1.300 and a US$ to A$ exchange rate of 1.300

(2)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 37-44 of this MD&A.

(3)	Includes general and administrative costs and severance payments. Excludes non-cash share-based payment expense.

•
Consolidated gold production in 2018 is targeted at over 620,000 ounces, an increase from the 596,405 ounces produced in 2017. Production is expected to increase at both Macassa (2017 production of 194,237 ounces) and Taylor (2017 production totaled 50,764). Production at Holt is expected to be similar to the 2017 production level of 66,677 ounces. Fosterville is also targeting to have similar production to 2017, when the mine produced 263,845 ounces, as the impact of mining lower-grade stopes, due to mine sequencing, is offset by the benefit of initial stope production from the high-grade Swan Zone in the second half of 2018. The wide target range for production at Fosterville reflects the potential for production growth to be achieved in the event that the mine continues to benefit from positive grade reconciliations, as was the case throughout much of 2017.

•
Operating cash costs per ounce sold are expected to average $425 - $450, which compares to full-year 2017 operating cash costs of $481 per ounces sold. The improvement in operating cash costs per ounce sold in 2018 is largely expected to result from higher grades at the Macassa Mine.

•
AISC per ounce sold in 2018 are expected to improve from the comparable full-year 2017 level of $812. AISC for full-year 2018 are targeted at $750 - $800 in 2018, with the anticipated year-over-year improvement expected to result

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Q4 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

from lower operating cash costs per ounce sold, which is expected to more than offset higher levels of sustaining capital expenditures per ounce sold.

•
Operating cash costs for 2018 are estimated at $260 - $270 million, which compares favourably to full-year 2017 operating cash costs of $285.3 million. Operating cash costs at each of the Company’s operating mines are expected to be similar to comparable 2017 levels. The anticipated reduction in consolidated operating cash costs results from the placement of the Cosmo Mine on care and maintenance on June 30, 2017, and the Company’s expectation that the mine will remain on care and maintenance throughout 2018.

•	Royalty costs in 2018 are estimated at $22 - $27 million, which compares to total royalty expense of $21.4 million for full-year 2017.

•
Sustaining capital expenditures in 2018 are targeted at $150 - $170 million, which compares to total sustaining capital expenditures of $147.7 million for full-year 2017. Higher sustaining capital expenditures in 2018 are expected at Fosterville, reflecting planned investments that will support multiple years of production. Included in the investments is extensive underground development to access and commence production from the Swan Zone in the Lower Phoenix gold system and from the Harrier South Zone in the Harrier gold system. Also included in sustaining capital expenditures at Fosterville will be upgrades to the mine’s mobile equipment fleet and investments in the grinding, gravity and BIOX® circuits in the Fosterville mill.

•
Growth capital expenditures are estimated at $85 - $95 million in 2018, which compares to total growth capital expenditures of $16.8 million for full-year 2017. Of planned growth capital expenditures in 2018, approximately $45 million are at Macassa, and relate to the commencement of two key multi-year projects, the sinking of a new shaft and construction of a new tailings impoundment area, with the latter targeted for completion in 2019. Growth capital at Fosterville in 2018 is estimated at approximately $35 million with major projects planned for the year including a new ventilation system, involving driving two vent raises, construction of a paste fill plant and establishment of a new water treatment plant in support of future production growth and effective environmental management.

•
Exploration and evaluation expenditures in 2018 are expected to increase to $75 - $90 million from $48.4 million in 2017. Of planned exploration expenditures, approximately $60 - $75 million are targeted for the Company’s Australian operations, where the Company is planning extensive exploration drilling and development at both Fosterville and in the Northern Territory. Exploration work at Fosterville will focus on extending known mineralized zones, testing for new mineralized structures in the current mining area, and completing exploration work at a number of district targets within newly granted exploration licenses. Exploration work in the Northern Territory will focus on development and drilling aimed at improving the understanding of the Lantern Deposit at Cosmo, as well as drilling to evaluate a number of other regional targets as the Company works towards establishing a five-year production plan for the Cosmo Mine and Union Reefs Mill that is sufficiently attractive to support a resumption of operations. Lower levels of exploration drilling are planned for the Canadian operations, with planned work to focus on underground drilling at Macassa for resource replacement and expansion and both surface and underground drilling at Taylor targeting additional expansion of mineralization around the Shaft and West Porphyry deposits.

•	Corporate G&A expense in 2018 is targeted at $20 - $22 million, similar to the $21.7 million of corporate G&A reported for full-year 2017.
LONGER-TERM OUTLOOK
Kirkland Lake Gold is committed to generating returns for shareholders by achieving high levels of operational excellence, effectively allocating capital and growing low-cost, high-margin production. The Company expects to achieve continued year-over-year production growth with a longer-term objective of reaching a million ounces of annual production from existing mines within the next five-to-seven years. At Fosterville, the Company is targeting production growth to over 400,000 ounces per year within the next three years as full production is achieved in the high-grade Swan Zone, and additional mining fronts are established. In Canada, production at Macassa is expected to grow each year over this same period, with a longer-term target of reaching over 400,000 ounces per year over the next five-to-seven years following the completion of a new shaft, announced on January 17, 2018. The Company is also working to increase production at the Taylor Mine and, with continued exploration success, is advancing plans to resume operations in the Northern Territory of Australia in 2019. Kirkland Lake Gold’s significant cash balance and strong financial position provides financial flexibility to support the Company’s growth plans, including

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Q4 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

continued aggressive exploration of both near-term and longer-term opportunities on the Company’s district-scale land positions in Canada and Australia.

EXTERNAL PERFORMANCE DRIVERS
The Company’s results of operations, financial position, financial performance and cash flows are affected by various business conditions and trends. The variability of gold prices, fluctuating currency rates and increases and/or decreases in costs of materials and consumables associated with the Company’s mining activities are the primary economic factors that have impacted financial results during the three months and year ended December 31, 2017. The Company’s key internal performance drivers are production volumes and costs which are discussed throughout this MD&A, specifically in sections, “Review of Operating Mines” and “Consolidated Financial Review”. The key external performance drivers are the price of gold and foreign exchange rates.

Gold Price
The price of gold is a significant external factor affecting profitability and cash flow of the Company and therefore, the financial performance of the Company is expected to be closely linked to the price of gold. The price of gold is subject to volatile fluctuations over short periods of time and can be affected by numerous macroeconomic conditions, including supply and demand factors, value of the US dollar, interest rates, and global economic and political issues.

At December 31, 2017, the gold price closed at $1,297 per ounce (based on the closing price on the London Bullion Market Association (“LBMA”) pm fix), which is 13% higher than the closing gold price on December 31, 2016 of $1,146 per ounce. The Company’s average realized gold price for 2017 was $1,261 per ounce, 2% higher than the average gold price of $1,224 per ounce during the same period in 2016.

As at December 31, 2017, the Company did not have a precious metals hedging program and management believes the Company is well positioned to benefit from potential increases in the price of gold while continuing to focus on cost management, mine efficiencies and low-cost gold production from its existing mines.

Foreign Exchange Rates
The Company’s reporting currency is the US dollar; however, the operations are located in Canada and Australia, where its functional currencies are the Canadian and Australian dollars, respectively. Consequently, the Company’s operating results are influenced significantly by changes in the US dollar exchange rates against these currencies. Weakening or strengthening Canadian and Australian dollars respectively decrease or increase costs in US dollar terms at the Company’s Canadian and Australian operations, as a significant portion of the operating and capital costs are denominated in Canadian and Australian dollars. The impact of the Australian dollar fluctuations only impact the Company’s operations from the date of the acquisition of Newmarket which closed on November 30, 2016.

As at December 31, 2017, the Australian dollar closed at $0.7800 (strengthening by 8% during the year) and the Canadian dollar closed at $0.7952 (strengthening by 7% in 2017) against the US dollar. The average rates for 2017 for the Australian and Canadian dollars were $0.7668 and $0.7713, respectively, against the US dollar. For 2016, the average rate for the Canadian dollar was $0.7551. The Company had exposure to exchange rates involving the Australian dollar only from November 30, 2016 to the end of that year. During that period, the average exchange rate for the Australian dollar was $0.7493.

Consistent with gold prices, currency rates can be volatile and fluctuations can occur as a result of different events, including and not limited to, global economies, government intervention, interest rate changes and policies of the U.S. administration. As at December 31, 2017, the Company did not have a foreign exchange hedging program in place to guard against significant fluctuations in the Canadian, US or Australian dollar.

UPDATED RESOURCE AND RESERVES

On February 20, 2018, the Company provided updated Mineral Reserve and Mineral Resource estimates as at December 31, 2017.
Technical reports prepared in accordance with National Instrument 43-101 supporting the 2017 Mineral Reserve and Mineral Resource estimates will be filed under the Company’s SEDAR profile of on or before March 30, 2018.

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Highlights of the Mineral Reserve and Mineral Resource estimates for December 31, 2017 include:

•	Consolidated Mineral Reserves increased 36% to 4,640,000 ounces @ 11.1 grams per tonne (“g/t”) versus 3,420,000 ounces @ 9.0 g/t at December 31, 2016.

•
Mineral Reserves at Fosterville increased 1,210,000 ounces or 247% from December 31, 2016 to 1,700,000 ounces with an average grade of 23.1 g/t (65% increase in Mineral Reserve ounces from mid-year 2017 Mineral Reserve and Mineral Resource estimate effective June 30, 2017). Measured and Indicated Mineral Resources increased 59% from December 31, 2016 to 4,190,000 ounces at an average grade of 8.4 g/t (inclusive of Mineral Reserves); Inferred Mineral Resources more than doubled to 1,900,000 ounces at an average grade of 7.1 grams per tonne. Significant growth in Mineral Reserves and Mineral Resources at Fosterville expected to result in reduced depreciation and depletion expense in 2018 compared to 2017.

•
Fosterville Swan Zone Mineral Reserves more than doubled from the initial Mineral Reserve estimate dated June 30, 2017, to 1,160,000 ounces @ 61.2 g/t from 532,000 ounces @ 58.8 g/t. Measured and Indicated Mineral Resources at Swan Zone totaled 171,000 ounces at an average grade of 116 g/t, while Inferred Mineral Resources totaled 671,000 ounces at an average grade of 36.6 g/t.

•	Mineral Reserves replaced at Macassa after depletion of 190,000 ounces, with Mineral Reserves at December 31, 2017 totaling 2,030,000 ounces at an average grade of 21.0 g/t.

•
58% increase in Measured and Indicated Mineral Resources at Macassa to 2,090,000 ounces at an average grade of 17.1 g/t, with Inferred Mineral Resources increasing 48%, to 1,370,000 ounces at an average grade of 22.2 g/t.

•	Taylor mine Mineral Reserves increase 29% to 167,000 ounces at an average grade of 4.8 g/t; exploration drilling continues to focus on identifying new areas of gold mineralization near infrastructure.
Mineral Reserves and Mineral Resources as at December 31, 2017 were estimated using a long-term gold price of $1,280 per ounce (C$1,600 per ounce; A$1,600 per ounce). All Mineral Resource estimates for the Company’s Canadian operations are exclusive of Mineral Reserves. Effective with the June 30, 2017 Mineral Reserve and Mineral Resource estimate for Fosterville, the Company’s Australian operations commenced reporting Mineral Resources exclusive of Mineral Reserves. Prior to June 30, 2017, the Australian operations had reported Mineral Resources inclusive of Mineral Reserves. In the tables below, M&I Mineral Resources are provided for Fosterville and the Northern Territory in Australia as at December 31, 2017 both inclusive and exclusive of Mineral Reserves to provide for meaningful comparisons to prior periods. All Inferred Mineral Resources are exclusive of Mineral Reserves.
CONSOLIDATED MINERAL RESERVE ESTIMATE (EFFECTIVE DECEMBER 31, 2017)

	December 31, 2017			December 31, 2016
	Tonnes (000's)	Grade (g/t)	Gold Ozs (000's)	Tonnes (000's)	Grade (g/t)	Gold Ozs (000's)
Macassa	3,010	21.0	2,030	3,000	20.8	2,010
Taylor	1,090	4.8	167	743	5.4	129
Holt	3,600	4.2	486	3,950	4.5	570
Hislop(1)	176	5.8	33	176	5.8	33
Holloway(1)	54	5.8	10	58	5.7	10
Total Canadian Operations	7,930	10.7	2,730	7,930	10.8	2,750
Fosterville	2,290	23.1	1,700	1,560	9.8	490
Northern Territory(1)	2,800	2.4	215	2,400	2.3	177
Total Australian Operations	5,090	11.7	1,910	3,690	5.3	667
Total	13,020	11.1	4,640	11,890	9.0	3,420

(1)
The Hislop mine is a formerly producing open-pit mine acquired as part of the St Andrew Goldfields acquisition in January 2016. Hislop has not been operated by the Company since the acquisition. The Holloway mine was placed on care and maintenance effective December 31, 2016. The Cosmo mine and Union Reefs mill were placed on care and maintenance effective June 30, 2017.

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Q4 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

The following table compares the mineral reserve estimate for Fosterville mine as at December 31, 2017 to the June 30, 2017 mid-year update (see Company news release dated July 27, 2017).

	December 31, 2017			June 30, 2017
	Tonnes (000's)	Grade (g/t)	Gold Ozs (000's)	Tonnes (000's)	Grade (g/t)	Gold Ozs (000's)
Fosterville	2,290	23.1	1,700	1,790	17.9	1,030
Footnotes related to Mineral Reserve Estimates (dated December 31, 2017)

(1)	CIM definitions (2014) were followed in the calculation of Mineral Reserves.

(2)	Mineral Reserves were estimated using a long-term gold price of US$1,280/oz (C$1,600/oz; A$1,600/oz).

(3)
Cut-off grades for Canadian Assets were calculated for each stope, including the costs of: mining, milling, General and Administration, royalties and capital expenditures and other modifying factors (e.g. dilution, mining extraction, mill recovery.

(4)	Cut-off grades for Australian Assets from 0.4 g/t Au to 3.0 g/t Au, depending upon width, mining method and ground conditions; dilution and mining recovery factors varied by property.

(5)	Mineral Reserves estimates for the Canadian Assets were prepared under the supervision of P. Rocque, P. Eng.

(6)	Mineral Reserves estimates for the Fosterville property were prepared under the supervision of Ion Hann, FAusIMM.

(7)	Mineral Reserves estimates for the Northern Territory property were prepared under the supervision of Russell Cole, FAusIMM.

(8)
Mineral Reserves for Fosterville relate to Underground Mineral Reserves and do not include 649,000 tonnes at an average of 7.7 g/t for 160,000 ounces of Carbon-In-Leach Residues - 25% recovery is expected based on operating performances.

(9)	Totals may not add exactly due to rounding.

CONSOLIDATED MEASURED & INDICATED MINERAL RESOURCES (EFFECTIVE DECEMBER 31, 2017)

Measured & Indicated	December 31, 2017			December 31, 2016
	Tonnes (000's)	Grade (g/t)	Gold Ozs (000's)	Tonnes (000's)	Grade (g/t)	Gold Ozs (000's)
Macassa	3,800	17.1	2,090	2,480	16.6	1,320
Taylor	1,830	6.2	370	2,760	5.6	493
Holt	6,510	4.1	860	6,970	4.2	947
Aquarius	22,300	1.3	930	22,300	1.3	930
Holloway	1,370	5.3	230	1,370	5.3	230
Hislop	1,150	3.6	130	1,150	3.6	130
Ludgate	520	4.1	70	522	4.1	68
Canamax	240	5.1	40	240	5.1	39
Total Canadian Operations	37,720	3.9	4,720	37,790	3.4	4,160
	December 31, 2017			December 31, 2016
	Inclusive of Reserves
Fosterville	15,500	8.4	4,190	14,700	5.6	2,640
Northern Territory	26,900	2.3	1,940	30,700	2.2	2,180
	42,400	4.5	6,130	45,400	3.3	4,820
	December 31, 2017			June 30, 2017
	Exclusive of Reserves
Fosterville	13,900	4.8	2,150	13,700	4.4	1,940
Northern Territory	24,100	2.3	1,810	Unavailable
	38,000	3.2	3,960	Unavailable

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Q4 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

CONSOLIDATED INFERRED MINERAL RESOURCES (EFFECTIVE DECEMBER 31, 2017)

Inferred	December 31, 2017			December 31, 2016
	Tonnes (000's)	Grade (g/t)	Gold Ozs (000's)	Tonnes (000's)	Grade (g/t)	Gold Ozs (000's)
Macassa	1,920	22.2	1,370	1,420	20.2	924
Taylor	2,570	5.2	430	1,810	5.4	313
Holt	8,000	4.8	1,220	8,690	4.7	1,320
Holloway	2,710	5.2	460	2,710	5.2	456
Hislop	800	3.7	100	797	3.7	95
Ludgate	1,400	3.6	160	1,400	3.6	162
Card	240	3.3	30	—	—	—
Canamax	170	4.3	20	170	4.3	23
Runway	210	3.7	20	—	—	—
Total Canadian Operations	18,020	6.6	3,810	17,000	6	3,290
Fosterville(1)	8,280	7.1	1,900	5,400	4.6	792
Northern Territory	16,300	2.5	1,280	15,100	2.3	1,110
Total Australian Operations	24,580	4.0	3,180	20,500	2.9	1,900

(1)	Inferred mineral resources at Fosterville as at June 30, 2017 included 5,560,000 tonnes at an average grade of 5.8 g/t for 1,040,000 ounces.
Footnotes related to Mineral Resource Estimates for Canadian Assets (dated December 31, 2017)

(1)	CIM definitions (2014) were followed in the calculation of Mineral Resource.

(2)	Mineral Resources are reported Exclusive of Mineral Reserves. Mineral Resources were calculated according to KL Gold’s Mineral Resource Estimation guidelines.

(3)	Mineral Resource estimates were prepared under the supervision of D. Cater, P. Geo. Vice President Exploration Canada.

(4)	Mineral Resources are estimated using a long-term gold price of US$1,280/oz (C$1,600/oz).

(5)
Mineral Resources were estimated using a 8.6 g/t cut-off grade for Macassa, a 2.9 g/t cut-off grade for Holt, and a 2.6 g/t cut-off grade for Taylor, a 3.9 g/t cut-off grade (Holloway), a 2.5 g/t cut-off grade for Canamax, Card, Runway and Ludgate, a 2.2 g/t cut-off grade for Hislop and 0 g/t cut-off grade for Aquarius.

(6)	Totals may not add up due to rounding.

Footnotes related to Mineral Resource Estimates for Australian Assets (dated December 31, 2017)

(1)	CIM definitions (2014) were followed in the estimation of Mineral Resource.

(2)	Mineral Resources are estimated using a long-term gold price of US$1,280/oz (A$1,600/oz)

(3)	Mineral Resources for the Australian assets are reported exclusive and inclusive of Mineral Reserves to allow for meaningful comparison to prior periods.

(4)
Mineral Resources at Fosterville were estimated using cut-off grades 0.7 g/t Au for oxide and 1.0 g/t Au for sulfide mineralization to potentially open-pitable depths of approximately 100m, below which a cut-off grade of 3.0 g/t Au was used.

(5)	Mineral Resources in the Northern Territory were estimated using a cut-off grade of 0.5 g/t Au for potentially open pit mineralization and cut-offs of 1.0 to 2.0g/t Au for underground mineralization.

(6)	Mineral Resource estimates for the Fosterville property were prepared under the supervision of Troy Fuller, MAIG.

(7)	Mineral Resource estimates for the Northern Territory properties were prepared under the supervision of Mark Edwards, FAusIMM (CP).

(8)	Totals may not add up due to rounding.

REVIEW OF FINANCIAL AND OPERATING PERFORMANCE
The following discussion provides key summarized consolidated financial and operating information for the three months and year ended December 31, 2017. For the three months and year ended December 31, 2017, the information includes the consolidated financial and operating information for the Company’s Canadian and Australian operations. The financial and operating information for the three months and year ended December 31, 2016 includes the Australian operations from November 30, 2016, following the completion of the Newmarket Arrangement on November 30, 2016. In addition, information for the year ended December 31, 2016 includes the St Andrew assets from January 26, 2016, the date the St Andrew Arrangement was completed. In addition, results for 2016 and Q4 2016 presented below have been restated to exclude discontinued operations, related to the sale of Stawell Mine.

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Q4 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

(in thousands except per share amounts)	Three Months Ended December 31, 2017	Three Months Ended December 31, 2016 (Restated)	Year Ended December 31, 2017	Year Ended December 31, 2016 (Restated)

Revenue	$212,364	$130,901	$747,495	$403,340

Production costs	(68,283)	(60,625)	(288,315)	(192,842)
Royalty expense	(6,200)	(4,173)	(21,396)	(15,552)
Depletion and depreciation	(45,621)	(24,491)	(148,655)	(58,970)
Earnings from mine operations	92,260	41,612	289,129	135,976

Expenses
General and administrative	(6,839)	(2,507)	(25,646)	(11,991)
Transaction costs	—	(14,379)	(397)	(17,746)
Exploration and evaluation	(10,666)	(6,044)	(48,411)	(15,817)
Care and maintenance	2,177	(80)	(11,877)	(80)
Earnings from operations	$76,932	$18,602	$202,798	$90,342

Finance and other items
Other income (loss), net	(19,192)	1,856	3,376	210
Finance income	514	271	2,111	843
Finance costs	(3,455)	(3,031)	(12,206)	(11,628)

Earnings before taxes	54,799	17,698	196,079	79,767
Current income tax (expense) recovery	(13,826)	310	(44,223)	(2,800)
Deferred tax recovery (expense)	24,911	(10,305)	5,474	(30,233)

Earnings from continuing operations	65,884	7,703	157,330	46,734
Loss from discontinued operations	(24,904)	(4,627)	(24,904)	(4,627)
Net earnings	$40,980	$3,076	$132,426	$42,107

Basic earnings per share	$0.20	$0.02	$0.64	$0.35
Diluted earnings per share	$0.20	$0.02	$0.63	$0.34
*General and administrative expense for 2017 and Q4 2017 (2016 and Q4 2016) include general and administrative expenses of $20.2 million and $6.1 ($9.1 million and $2.6 million in 2016), respectively, share based payment expense of $3.9 million and $0.7 million ($1.2 million and ($.0.1) million in 2016), respectively, and severance payments of $1.5 million and nil ($1.6 million and nil), respectively.

Production, Sales and Revenue
The Company produced 596,405 ounces in 2017, an increase of 90% from 2016 when consolidated production included the Australian operations from November 30, 2016, and the St Andrew assets from January 26, 2016. The increase in production compared to 2016 largely reflected the full-year contribution of the Company’s Australian operations, which included production of 284,440 ounces in 2017 compared to 18,657 ounces in the final month of 2016. Production from the Company’s Canadian operations totaled 311,965 ounces, which compared to production of 295,838 ounces in 2016. Excluding the impact of the Holloway Mine, which was placed on care and maintenance on December 31, 2016 and produced 27,129 ounces in 2016 versus 287 ounces in 2017, production from the Company’s Canadian operations increased 16% from the previous year. Production at Macassa of 194,237 ounces in 2017 increased 19,070 ounces or 11% from the previous year, reflecting both a higher average grade and increased run-of-mine tonnes processed compared to 2016. Production from Holt increased 25% to 66,677 ounces

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Q4 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

year over year, reflecting a 11% increase in tonnes processed. Production at Taylor totaled 50,764 ounces, an increase of 25% from 2016, reflecting significantly higher tonnes processed during the year.
Gold sales in 2017 totaled 592,674 ounces, an 80% increase from 329,489 ounces in 2016. Higher gold sales were the primarily factor leading to an 85% increase in revenue for the year, to $747.5 million from $403.3 million in 2016. The main contributor to the increase in both gold sales and revenue was increased production related to the full-year contribution from the Company’s Australian operations in 2017. The realized gold price in 2017 averaged $1,261 per ounce, 3% higher than the average price of $1,224 per ounce the previous year.
For Q4 2017, consolidated production totaled 166,579 ounces, a 56% increase from Q4 2016. The increase from the prior year mainly reflected a full quarter of results from the Company’s Australian operations, which compared to results from November 30, 2016 to the end of the year in Q4 2016 following completion of the Newmarket Arrangement. For Q4 2017, the Fosterville Mine, being the only operating mine in Australia during the quarter, contributed 79,157 ounces, which compared to total production from the Company’s Australian operations of 18,657 ounces in Q4 2016, including 13,196 ounces from Fosterville, 4,609 ounces from the Cosmo Mine and 852 ounces from the Stawell Mine. Production from Canadian operations in Q4 2017 totaled 87,426 ounces, which compared to production of 87,952 ounces in Q4 2016. Excluding production from the Holloway Mine, which produced 9,825 ounces in Q4 2016, but was placed on care and maintenance effective December 31, 2016, production from the Canadian operations increased 12% compared to Q4 2016.

Q4 2017 production increased 27,490 ounces or 20% from 139,091 ounces the previous quarter. Each of the Company’s operating mines increased production in Q4 2017 compared to Q3 2017. The largest increase was at Fosterville, where production rose 17,622 ounces or 29% quarter over quarter, reflecting a significant increase in the average grade, to 21.5 grams per tonne. Production from the Canadian operations increased 11,160 ounces or 15% from the previous quarter, reflecting both higher tonnes processed and average grades at the Holt and Taylor Mines, and increased run-of-mine tonnes processed at Macassa.

Q4 2017 gold sales totaled 165,715 ounces, 48% and 20% higher than in Q4 2016 and Q3 2017, respectively. The realized gold price for the quarter averaged $1,282 per ounce, an increase of 7% from $1,202 per ounce in Q4 2016 and $1 increase from the previous quarter. Revenue for Q4 2017 totaled $212.4 million, a $82.3 million or 63% increase from Q4 2016 and $35.7 million or 20% higher than in Q3 2017.

Earnings from Mine Operations
Earnings from mine operations in 2017 totaled $289.1 million, more than double the $136.0 million from 2016. The increase in earnings from mine operations in 2017 reflected the significant revenue growth achieved on a year-over-year basis. Partially offsetting the impact of higher revenue were increased levels of production costs, depletion and depreciation expense and royalty expense, with all three increases mainly related to growth in production, gold sales and revenue stemming from the addition of the Company’s Australian operation on November 30, 2016. Production costs in 2017 totaled $288.3 million, which compared to $192.8 million in 2016. Depletion and depreciation expense rose to $148.7 million from $59.0 million in 2016. The increase in depletion and depreciation expense in 2017 was a result of the purchase price allocation exercise of assigning fair values to mining interest and plant and equipment acquired in the Newmarket Arrangement on November 30, 2016, which are being amortized over the life of mine and over the life of the underlying assets. Royalty expense in 2017 totaled $21.4 million compared to $15.6 million in 2016. The increase resulted from the addition of the Company’s Australian operations, which include a 2% NSR on all gold production at the Fosterville Mine.

Earnings from mine operations in Q4 2017 totaled $92.3 million, more than double the level of $41.6 million achieved in Q4 2016 and 26% higher than $73.4 million the previous quarter. The increase from both prior periods resulted from the solid growth in revenue, both on a year-over-year and quarter-over-quarter basis. Total production costs in Q4 2017 were $68.3 million versus $60.6 million in Q4 2016 and $66.5 million in Q3 2017. Depletion and depreciation expense in Q4 2017 totaled $45.6 million compared to $24.5 million in Q4 2016 and $31.7 million the previous quarter. Royalty expense totaled $6.2 million in Q4 2017 versus $4.2 million for the same period in 2016 and $5.1 million in Q3 2017. The higher expenditure levels in Q4 2017 reflected increased production and sales volumes during the quarter, with the inclusion of the Company’s Australian operations for the full quarter in Q4 2017 versus only one month in Q4 2016 mainly accounting for the increase compared to a year ago, and improved results at all four of the Company’s operating mines in Q4 2017 accounting for the increases quarter over quarter.

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Q4 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

Additional Expenses
Exploration and evaluation expenditures in 2017 rose substantially from the previous year, increasing 206% to $48.4 million from $15.8 million in 2016. The increase reflected the Company’s growing asset base, significant commitment to production growth at existing mines, as well as exploration success achieved as the year progressed (see Growth and Exploration section starting on page 23). Exploration and evaluation expenditures in Q4 2017 totaled $10.7 million, which compared to $6.0 million in Q4 2016 and $16.9 million the previous quarter. Growth from Q4 2016 mainly reflected the inclusion of the Company’s Australian operation for the full quarter in Q4 2017, as well as the significant exploration activities ongoing at and around both the Fosterville and Cosmo Mines during Q4 2017. The reduction from the previous quarter reflected the timing for completing exploration activities and incurring the related expenditures during 2017.

General and administrative expense (excluding share-based payments expense and transaction costs) totaled $21.7 million in 2017 and $6.1 million in Q4 2017. General and administrative expense for these periods compared to $10.8 million and $2.6 million, respectively in 2016 and Q4 2016. High levels of general and administrative expense both on a full-year and fourth quarter basis compared to 2016, reflected growth in the Company’s business portfolio and the full-year contribution to revenue and costs of the Australian operations in 2017 compared to one month in 2016. General and administrative expense in Q4 2017 was similar to the previous quarter’s level of $5.9 million.

Share-based payment expense for 2017 of $3.9 million compared to $1.2 million in 2016. The increase was reflective of the granting of restricted-share units (“RSUs”) and performance-share units (“PSUs”) starting in Q3 2016 and going forward. Share-based payment expense in Q4 2017 totaled $0.7 million, which compared to $0.1 million in Q4 2016 and $1.0 million the previous quarter.

Transaction costs totaled $0.4 million in 2017 and nil in Q4 2017. In 2016, transaction costs totaled $17.7 million for the full year and $14.4 million for the fourth quarter. Most of the transaction costs in 2016 and Q4 2016 related to the completion of the Newmarket Arrangement on November 30, 2016.

Care and maintenance expense related to the suspension of operations and placement on care and maintenance of the Stawell Mine (as of December 13, 2016), the Holloway Mine (as of December 31, 2016) and the Cosmo Mine and Union Reefs Mill (as of June 30, 2017). Care and maintenance expense in 2017 totaled $11.9 million versus $0.1 million in 2016, with the increase largely related to the Cosmo Mine and Union Reefs Mill, where care and maintenance expense in 2017 totaled $9.6 million. In Q4 2017, the Company recorded a recovery on care and maintenance expense of $2.2 million, which compared to care and maintenance expense of $0.1 million in Q4 2016 and $4.9 million in Q3 2017. The recovery in Q4 2017 reflected the reclassification to discontinued operations of year-to-date and 2016 expenses for the Stawell Mine following the sale of the mine on December 21, 2017.

On December 21, 2017, the Company completed a transaction to sell to an affiliate of Arete Capital Partners Ltd. (“Arete”) all the issued and outstanding common shares of its indirectly held wholly owned subsidiary, Stawell Gold Mines Pty Ltd., which held the Stawell Mine. Pursuant to the terms of the transaction, the Company received $6.25 million in cash consideration upon closing and retains a 2.5% net smelter return royalty on the Stawell Mine. The components of revenue and expense were separated from continuing operations following completion of the sale and are reported as discontinued operations, with a loss from discontinued operations of $24.9 million being included in the Company’s 2017 and Q4 2017 financial results and a loss from discontinued operations of $4.6 million being included in the results for both 2016 and Q4 2016.

Finance costs in 2017 totaled $12.2 million versus $11.7 million in 2016. Q4 2017 finance costs totaled $3.5 million compared to $3.1 million in Q4 2016 and $2.4 million the previous quarter. Finance costs for each period relate to the various financial instruments held by the Company. The increase from the previous quarter mainly related to the timing for incurring finance fees and bank charges. Convertible debenture interest for 2017 totaled $8.2 million, compared to $10.2 million for 2016. Finance income relates primarily to interest earned on excess cash held on account. The increase in finance income in 2017 to $2.1 million from $0.8 million in 2016 resulted from the significant increase in cash during 2017 compared to the previous year. Finance income in Q4 2017 totaled $0.5 million, which compared to $0.3 million in Q4 2016 and $0.4 million in Q3 2017.

The Company's current income tax expense totaled $44.2 million for 2017 along with deferred income tax recovery of $5.5 million, for an effective tax rate of 19.8%, which compared to current and deferred income tax expense of $2.8 million and $30.2 million, respectively, in 2016 for an effective tax rate of 42.5%. The deferred tax recovery was primarily due to the recognition of $40.5 million of previously unrecognized deferred tax assets in the period that were acquired in a previous business combination. These deferred tax assets are recognized as a result of a change in expected future profits to be realized after a

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reorganization of the acquired corporate structure. In addition, the Company recognized a deferred tax asset recovery of $12.1 million related to the offset of current year income taxes.

For Q4 2017, the current income tax expense totaled $13.8 million, while the Company recorded deferred tax recovery of $24.9 million, mainly related to the previously unrecognized deferred tax assets in the period that were acquired in a previous business combination. In Q4 2016, the Company had current income tax recovery of $0.3 million and deferred income tax expense of $10.3 million, while Q3 2017 reported current and deferred income tax expense totaling $12.0 million and $8.3 million, respectively.

Other income in 2017 totaled $3.4 million compared to $0.2 million in 2016, the increase due to higher amount of premiums recognized on flow through shares. For Q4 2017, the Company recorded other loss of $19.2 million, mainly reflecting a $17.6 million pre-tax mark-to-market loss in the quarter on fair valuing the Company’s 14.0 million common share purchase warrants of Novo, which were acquired on September 6, 2017. The other loss in Q4 2017 compared to other income of $2.2 million in Q4 2016 and other income of $21.3 million the previous quarter. The $21.3 million of other income in Q3 2017 was the result of a $19.2 million pre-tax mark-to-market gain on fair valuing the Company’s 14.0 million Novo common share purchase warrants.

Unit Cost Performance
Operating cash costs per ounce sold for 2017 averaged $481, a 16% improvement from $571 in 2016 mainly reflecting a higher average mill grade in 2017 compared to the previous year (9.8 grams per tonne versus 7.9 grams per tonne in 2016). Contributing to the improved average grade in 2017 was a the full-year contribution from the Fosterville Mine in Australia, where the average mill grade in 2017 was 15.8 grams per tonne, as well as improved grades at the Macassa, with an average mill grade of 15.2 grams per tonne in 2017 compared to 14.1 grams per tonne in 2016. Operating cash costs per ounce sold from the Company’s Australian operations averaged $376 per ounce sold in 2017, compared to $714 per ounce from November 30, 2016 to the end of the year. Operating cash costs per ounce sold from Canadian operation averaged $576, which compared to $558 in 2016. The year-over-year increase for the Canadian operations reflected lower operating cash cost per ounce sold at both Taylor and Holt in 2016.

AISC per ounce sold averaged $812 in 2017, a 13% improvement from $930 in 2016 reflecting improved operating cash cost per ounce sold as well as lower levels of sustaining capital expenditures per ounce sold compared to the same period a year earlier. Sustaining capital expenditures in 2017 totaled $147.7 million ($249 per ounce sold), which compared to $86.6 million ($263 per ounce sold) in 2016. The full-year contribution of the Company’s Fosterville Mine, where AISC per ounce sold averaged $491 in 2017, was the primary factor accounting for the year-over-year improvement. AISC per ounce sold for Canadian operations averaged $911 versus $900 in 2016.

For Q4 2017, operating cash costs per ounce sold averaged $412, a 23% improvement from $533 in Q4 2016 and 15% better than $482 the previous quarter. Higher production, largely due to a significant increase in the average grade at Fosterville, to 21.5 grams per tonne, was a key factor contributing to the improvement from both prior periods. AISC per ounce sold for Q4 2017 averaged $816, a 9% improvement from $900 in Q4 2016 and 3% better than $845 for Q3 2017. The improvement from both prior periods resulted from lower operating cash cost per ounce sold, which more than offset an increase in sustaining capital expenditures per ounce sold. Sustaining capital expenditures in Q4 2017 totaled $51.6 million ($312 per ounce sold) compared to $32.5 million ($291 per ounces) in Q4 2016 and $38.3 million ($278 per ounces sold) in Q3 2017. The increase in sustaining capital related to the Company’s Canadian operations and was largely due to the timing of sustaining capital expenditures at Macassa and Taylor to late in the year.

Net Earnings of $157.3 million or $0.64 per share in 2017
Net earnings for 2017 totaled $132.4 million ($0.64 per basic share), an increase of $90.3 million or 214% from $42.1 million ($0.35 per basic share) in 2016. Contributing to net earnings in 2017 were earnings from continuing operations of $157.3 million and a loss on from discontinued operations of $24.9 million related to the Stawell Mine. In 2016, earnings from continuing operations totaled $46.7 million, while loss from discontinued operations totaled $4.6 million.

The increase in earnings from continuing operations in 2017 was largely the result of significantly higher revenue due mainly to the full-year contribution from the Company’s Fosterville Mine in 2017 versus one month in 2016. Also contributing to the year-over-year increase was a lower effective tax rate in 2017, due largely to the recognition of deferred tax assets, as well as transaction costs totaling $17.7 million in 2016 related mainly to completion of the Newmarket Arrangement on November 30, 2016. Offsetting these favourable factors were higher production and depletion and depreciation costs, as well as increased

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exploration and general and administrative expenses. The increase in basic earnings per share in 2017 was not as significant as growth in net earnings due to a higher number of average shares outstanding, resulting mainly from the two acquisitions completed in 2016.

Adjusted net earnings from continuing operations in 2017 totaled $149.1 million ($0.72 adjusted net earnings per share from continuing operations), representing growth of $81.2 million or 120% from $67.9 million in 2016. The exclusion from adjusted net earnings from continuing operations in 2017 of the $24.9 million after-tax loss from discontinued operations ($0.12 per share) and net deferred tax recovery of $10.0 million ($0.05 per share) were the most significant differences between net earnings and adjusted net earnings from continuing operations for the year. In 2016, adjusted net earnings from continuing operations were higher than net earnings due to the exclusion of transaction costs, mainly related to the completion of the Newmarket Arrangement, the impact of purchase price allocation adjustments on acquired metal inventory, and a loss from discontinued operations.

Net earnings in Q4 2017 totaled $41.0 million ($0.20 per basic share), which compared to net earnings of $3.1 million ($0.02 per basic share) in Q4 2016. Included in net earnings in Q4 2017 were earnings from continuing operations totaling $65.9 million and a loss from discontinued operations of $24.9 million related to the sale of the Stawell Mine.

The increase in earnings from continuing operations in Q4 2017 compared to Q4 2016 reflected increased revenue and improved unit costs, mainly related to the full-quarter contribution from the Fosterville Mine in Q4 2017 versus one month in Q4 2016. Also contributing to the increase from Q4 2016 was a $24.9 million deferred tax recovery in Q4 2017, mainly related to previously unrecognized deferred tax assets, as well as $14.4 million of transaction costs in Q4 2016 related to completion of the Newmarket Arrangement. Partially offsetting these favourable factors were higher production costs and depletion and depreciation expenses in Q4 2017 versus Q4 2016, as well as increased exploration and general and administrative expenditures. In addition, Q4 2017 earnings from continuing operations included the $17.6 million pre-tax marked-to-market loss on fair valuing the Company’s 14.0 million common share purchase warrants of Novo.

Adjusted net earnings from continuing operations in Q4 2017 totaled $71.2 million ($0.34 adjusted net earnings per share from continuing operations) versus $22.8 million in Q4 2016 and $27.4 million in Q3 2017. The difference between net earnings and adjusted net earnings from continuing operations in Q4 2017 mainly related to the exclusion in adjusted net earnings from continuing operations of the $24.9 million after-tax loss on discontinued operations ($0.12 per share), a $17.6 million pre-tax mark-to-market loss on the fair valuing the Company’s 14.0 million common share purchase warrants in Novo ($0.08 per share) and net deferred tax recovery of $10.0 million ($0.05 per share). In Q4 2016, a number of pre-tax expenses were excluded from adjusted net earnings from continuing operations, including: transaction costs of $14.4 million and $6.5 million of purchase price allocations adjustments on acquired metal inventory. In addition, adjusted net earnings from continuing operations in Q4 2016 also excluded an after-tax $4.6 million loss from discontinued operations. In Q3 2017, the Company recorded a $19.2 million pre-tax mark-to-market gain related to the fair value of Novo warrants, which was excluded from adjusted net earnings from continuing operations.

The $41.0 million of net earnings in Q4 2017 compared to net earnings of $43.8 million in Q3 2017. The Company’s net earnings in Q3 2017 were entirely related to continuing operations. Higher sales and improved unit costs contributed to the $22.4 million or 51% increase earnings from continuing operations quarter over quarter. Also having a significant impact on earnings from continuing operations for both quarters was the fair valuing of the Company’s Novo warrants, with the Q4 2017 earnings from continuing operations including the $17.6 pre-tax mark-to-market loss, while earnings from continuing operations in Q3 2017 benefited from a $19.2 million pre-tax mark-to-market gain on the fair valuing of the warrants. In addition, the $24.9 million deferred tax recovery in Q4 2017 also contributed to the increase in earnings from continuing operation compared to the previous quarter.

The adjusted net earnings from continuing operations in Q4 2017 of $71.2 million increased 160% from $27.4 million in Q3 2017. The difference between net earnings and adjusted net earnings from continuing operations in Q3 2017 mainly related to exclusion in adjusted net earnings from continuing operations of the $24.9 million after-tax loss on discontinued operations, $19.2 million pre-tax mark-to-market gain on the fair valuing of the Novo warrants and net deferred tax recovery of $10.0 million, which were excluded from adjusted net earnings from continuing operations in Q3 2017.

2017 Cash flow from operating activities of $309.8 million, free cash flow totals $178.0 million
Cash at December 31, 2017 totaled $231.6 million, which compared to cash of $234.9 million at December 31, 2016 and cash of $210.5 million at September 30, 2017. Cash flow from operating activities and free cash flow in 2017 totaled $309.8 million

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and $178.0 million, respectively, which compared to $187.0 million and $114.0 million, respectively, in 2016. The significant free cash flow generated by the Company in 2017 was offset by the use of cash in a number of areas focused on value creation for the Company’s shareholders, including strategic investments, debt repayment and elimination and share repurchases.

During 2017, the Company made strategic investments in a number of junior exploration companies. In August and September 2017, the Company invested an aggregate of $61.0 (C$74.9) million for the purchase of 25.8 million common shares and 14.0 million common share purchase warrants of Novo. In June 2017, the Company invested $6.9 (C$8.9) million to acquire 17.9 million common shares of Bonterra Resources Inc., a TSX Venture Exchange-listed company with exploration projects in Quebec and Ontario. Through two transactions (in April and December 2017), the Company invested $6.7 (C$8.6) million to acquire 12.3 million common shares and 975,500 common share purchase warrants of Metanor Resources Inc., a TSX Venture Exchange-listed company with assets in the Urban-Barry district of Northern Quebec. In November 2017, the Company invested $3.8 (C$4.9) million to acquire 33.3 common shares and 33.3 options to acquire common shares of De Grey Mining Ltd., an ASX-listed company with assets based in Western Australia.

A total of $44.0 (C$57.2) million of cash was used to redeem and eliminate the Company’s two series of convertible debentures during 2017. On June 30, 2017, the Company paid $43.8 (C$56.8) million to redeem the 6% Debentures (with an additional $1.3 (C$1.7) million paid for interest accrued at the maturity date of June 30, 2017). In December 2017, over 99% of the $62.0 million 7.5% Debentures, which matured on December 31, 2017, were converted into common shares at a conversion price of C$13.70 per share, being a conversion rate of 72.9927 common shares for each $1,000 in principal held. As a result, an aggregate of 4,505,393 common shares were issued to the debenture holders. The Company paid an aggregate amount of $0.2 (C$0.3) million in cash with respect to the outstanding 7.5% Debentures not converted at their maturity. In addition, $2.2 (C$2.8) million of cash was paid to all holders of the 7.5% Debentures with respect to interest accrued at the maturity date of December 31, 2017.

During 2017, the Company repurchased 5,443,400 common shares for cancellation under the NCIB program introduced in May 2017. The common shares were repurchased at an average price of $11.05 (C$14.06) per common share for total cash payment of $60.1 (C$76.5) million. Under the NCIB, a maximum of 15,186,571 Kirkland Lake Gold common shares can be purchased for cancellation. Accordingly, the Company may purchase an additional 9,743,171 common shares for cancellation through the NCIB until the program’s expiry in May 2018.

REVIEW OF OPERATING MINES

Canadian Mine Operations

Macassa Mine Complex

The Macassa Mine is located in the Municipality of Kirkland Lake, within Teck Township, District of Timiskaming, in the northeast of the province of Ontario, Canada which is approximately 600 km north of Toronto, Canada. Macassa is the Company’s flagship Canadian mining operation. Situated in one of Canada’s most historic and renowned gold mining districts, the Kirkland Lake Camp, Macassa had proven and probable reserves totaling 3.0 million tonnes grading an average of 21.0 grams per tonne for 2.0 million ounces as at December 31, 2017.

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Operating results	Three Months Ended December 31, 2017	Three Months Ended December 31, 2016	Year Ended December 31, 2017	Year Ended December 31, 2016

Total Ore Milled (t)	119,129	102,288	409,064	396,633
Run of Mine (t)	119,129	74,745	387,053	331,353
Low Grade (t)	—	27,543	22,011	65,280
Average Grade (g/t)	13.9	16.3	15.2	14.1
Run of Mine (g/t)	13.9	21.6	16.0	16.5
Low Grade (g/t)	—	2.3	1.6	2.0
Gold Contained (oz)	53,331	53,605	200,107	180,309
Recovery (%)	96.8%	97.6%	97.1%	97.1%
Gold Produced (oz)	51,608	52,318	194,237	175,167
Development metres - operating	1,351	1,153	3,983	5,104
Development metres - capital	908	1,578	5,326	5,282
Production costs	$28,642	$19,988	$102,743	$91,279
Operating cash costs per ounce sold(1)	$541	$421	$523	$527
AISC per ounce sold(1)	$956	$817	$845	$877
Total capital expenditures (in thousands)	$21,919	$17,072	$61,279	$51,287

(1)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 37-44 of this MD&A.

The Macassa Mine achieved record production of 194,237 ounces of gold in 2017, an 11% increase from 2016 production 175,167 ounces. The increase in production reflected both higher levels of run-of-mine tonnes processed and an increase in the average mill grade. A total of 409,064 tonnes was processed in 2017 at an average grade of 15.2 grams per tonne and average recoveries of 97.1%, which compared to 396,633 tonnes at an average grade of 14.1 grams per tonne and average recoveries of 97.1% the prior year. A 17% increase in run-of-mine tonnes processed more than offset a significant reduction in tonnes processed from low-grade stockpiles in accounting for the increase in total mill throughput. The higher volume of run-of-mine tonnes also accounted for the improvement in the average grade year over year.

In 2017, Macassa's production costs of $102.7 million, were higher than the $91.3 million in 2016; however, the mine’s unit cost performance remained strong in 2017. Operating cash costs per ounce sold from Macassa averaged $523 in 2017 compared to $527 in 2016, with the higher average mill grade largely accounting for the improvement. AISC per ounce sold improved 4% in 2017 to $845 from $877 in 2016. The improvement largely reflected the increase in ounces produced, as well as a reduction in the level of sustaining capital expenditures on a per ounce sold basis. Sustaining capital expenditures at the mine totaled $57.4 million ($293 per ounce sold) compared to $51.3 million ($297 per ounce sold) in 2016.

In Q4 2017, Macassa produced 51,609 ounces, the mine’s second-best quarter of production ever. Production at Macassa in Q4 2017 compared to record quarter quarterly production of 52,318 ounces in Q4 2016 and 48,206 ounces in Q3 2017. A total of 119,129 tonnes were processed during Q4 2017 at an average grade of 13.9 grams per tonne with average recoveries of 96.8%, which compared to 102,288 tonnes at an average grade of 16.3 grams per tonne and recoveries of 97.6% in Q4 2016 and 93,391 tonnes at an average grade of 16.5 grams per tonne and average recoveries of 97.4% the previous quarter. The improvement in production from Q3 2017 reflected higher run-of-mine tonnes processed, which more than offset the impact of lower average grades as a small number of high-grade stopes did not perform as expected.

In Q4 2017, Macassa's production costs totaled $28.6 million, compared to $20.0 million in Q4 2016. Operating cash cost per ounce sold from Macassa in Q4 2017 averaged $541 compared to $421 in Q4 2016, when the mine achieved record production and had a higher average grade, and $546 in Q3 2017. AISC per ounce sold in Q4 2017 averaged $956 versus $817 in Q4 2016 and $841 the previous quarter. Contributing to the increase in AISC per ounce sold from both prior periods was the weighting of planned sustaining capital expenditures, largely related to the procurement of mobile equipment and critical spares, to the fourth quarter of the year. Sustaining capital expenditures in Q4 2017 totaled $20.4 million ($385 per ounce sold) versus $17.1 million ($360 per ounce sold) in Q4 2016 and $13.0 million ($292 per ounce sold) in Q3 2017.

Macassa Shaft Project
Among the Company’s planned investments in 2018 (see section, “2018 Guidance”) are approximately $40.0 million of initial capital expenditures related to a new shaft at the Macassa Mine. The new, 21.5-foot diameter, concrete-lined shaft will offer

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a number of important benefits to the Macassa Mine, including: de-risking the operation; enabling more effective underground exploration to the east of the South Mine Complex; improving ventilation and general working conditions in the mine; and supporting higher levels of production and lower unit costs. The new four-compartment shaft will have a total hoisting capacity of 4,000 tonnes per day (ore and waste) and is an important component of the Company’s plan to increase production at Macassa with a goal of reaching over 400,000 ounces per year over the next five to seven years.

Construction of the shaft will be completed in two phases. The first phase will be to a depth of 5,450 feet and include a mid-shaft loading pocket. Completion of phase one is targeted for the second quarter of 2022 at a capital cost estimated at $240 million. Phase two of the project will be undertaken following the commencement of production from phase one, and will involve extending the shaft to an ultimate depth of approximately 7,000 feet. Completion of phase two is targeted for the end of 2023 at an estimated capital cost of approximately $80 million. The Company has not completed a National Instrument 43-101 level feasibility study on the shaft project.

Holt Mine Complex
The 100% owned Holt Mine Complex consists of three mines: The Holt Mine and Mill and the Holloway Mine, which are both located at the eastern end of East Timmins, within the Timmins Mining District in northeastern Ontario; and the Taylor Mine located 53 km east of Timmins, Ontario (approximately 68 km by road west of the Holt Mill). The Holt-Holloway property package is comprised of 48 separate property elements totaling 691 claims for an aggregate area of 15,172 hectares. The Taylor Mine consists of 31 patented claims for a total area covering 1,067 hectares. In total, the three mines comprise total proven and probable reserves estimated at 663,000 ounces of gold as at December 31, 2017.

The following section provides a breakdown and discussion of each mine within the Holt Mine Complex. The information represents the results from the completion date of the St Andrew Arrangement (January 26, 2016).

Holt Mine

Operating results	Three Months Ended December 31, 2017	Three Months Ended December 31, 2016	Year Ended December 31, 2017	Year Ended December 31, 2016 (1)

Total Ore Milled (t)	127,494	113,499	462,987	386,972
Average Grade (g/t)	5.0	4.6	4.7	4.5
Gold Contained (oz)	20,297	16,684	70,363	56,334
Recovery (%)	94.9%	94.5%	94.8%	94.5%
Gold Produced (oz)	19,263	15,761	66,677	53,234
Development metres - operating	757	381	3,918	2,198
Development metres - capital	629	1,186	3,247	4,134
Production costs	$11,508	$8,286	$44,820	$36,752
Operating cash costs per ounce sold(2)	$624	$542	$685	$623
AISC per ounce sold(2)	$1,031	$1,038	$1,043	$1,044
Total capital expenditures (in thousands)	$4,099	$5,682	$13,980	$16,846

(1)	Results of the Holt Mine included from the date of St Andrew acquisition (January 26, 2016).

(2)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 37-44 of this MD&A.

The Holt Mine produced a record 66,677 ounces in 2017, a 25% increase from 53,234 ounces in 2016, reflecting both higher throughput levels and an improvement in the average grade. During 2017, 462,987 tonnes were processed at an average grade of 4.7 grams per tonne and average recoveries of 94.8%, which compared to 386,972 tonnes processed at an average grade of 4.5 grams per tonne and average recoveries of 94.5% in 2016. The increase in tonnes processed in 2017 was due primarily to improved stope productivity, a new mining horizon being accessed in Zone 6 and favourable sequencing.

In 2017, Holt's production costs increased to $44.8 million, compared to $36.8 million in 2016 due to higher operating cash costs. Operating cash costs per ounce sold in 2017 averaged $685 per ounce, compared to $623 in 2016, with the increase largely reflecting significantly higher levels of operating development during 2017. AISC per ounce sold averaged $1,043 versus $1,044 in 2016, largely unchanged from the year earlier with the impact of higher operating cash cost per ounce sold and increased royalty expense offsetting a 25% reduction in sustaining capital expenditures per ounce sold. Sustaining capital expenditures in 2017 totaled $14.6 million ($224 per ounce sold) compared to $16.9 million ($297 per ounce sold) the previous

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year. Contributing to the reduction in sustaining capital expenditures were lower levels of capital development and reduced investment in mobile equipment and critical spares.

During Q4 2017, the Holt Mine achieved record quarterly production of 19,263 ounces, representing increases of 22% from Q4 2016 and 13% from the previous quarter, mainly reflecting a combination of higher throughput and an improved average grade compared to both prior periods. A total of 127,494 tonnes was processed from the Holt Mine at an average grade of 5.0 grams per tonne and with average recoveries of 94.9% during Q4 2017, compared to 113,499 tonnes at an average grade of 4.6 grams per tonne and average recoveries of 94.5% for the same period a year earlier and 124,394 tonnes at an average grade of 4.5 grams per tonne at average recoveries of 94.5% in Q3 2017.

In Q4 2017, Holt's production costs increased to $11.5 million, compared to $8.3 million in Q4 2016 due to higher operating cash costs. Total operating cash costs per ounce sold for Q4 2017 averaged $624 per ounce, which compared to $542 in Q4 2016 and $678 the previous quarter. The increase from the prior year’s fourth quarter largely reflected low levels of operating development in Q4 2016 (381 metres in Q4 2016 versus 757 metres in Q4 2017). The improvement in operating cash cost per ounce sold from the prior quarter resulted from the impact of a higher average grade on production volumes and reduced levels of operating development.

AISC per ounce sold in Q4 2017 averaged $1,031 versus $1,038 in Q4 2016 and $1,116 the previous quarter. Lower levels of sustaining capital expenditures more than offset higher operating cash cost per ounce sold and increased royalty expense in accounting for the improvement compared to Q4 2016. Lower AISC per ounce sold versus the previous quarter reflected a reduction in both operating cash cost per ounce sold and sustaining capital expenditures per ounce sold quarter over quarter. Sustaining capital expenditures in Q4 2017 totaled $5.0 million ($271 per ounce sold) versus $5.7 million ($373 per ounce sold) in Q4 2016 and $4.9 million ($303 per ounce sold) in Q3 2017.

Taylor Gold Mine

Operating results	Three Months Ended December 31, 2017	Three Months Ended December 31, 2016	Year Ended December 31, 2017	Year Ended December 31, 2016 (1)

Total Ore Milled (t)	89,297	48,254	292,003	188,767
Run of Mine (t)	89,297	45,818	292,003	178,997
Low Grade (t)	—	2,436	—	9,770
Average Grade (g/t)	6.0	6.7	5.6	7.0
Run of Mine (g/t)	6.0	7.0	5.6	7.2
Low Grade (g/t)	—	2.1	—	2.4
Gold Contained (oz)	17,194	10,288	52,787	41,474
Recovery (%)	96.2%	96.1%	96.2%	96.5%
Gold Produced (oz)	16,541	10,048	50,764	40,746
Development metres - operating	1,185	515	3,955	2,014
Development metres - capital	544	810	2,510	2,966
Production costs	$8,289	$4,670	$29,646	$21,309
Operating cash costs per ounce sold(2)	$574	$446	$610	$438
AISC per ounce sold(2)	$1,187	$795	$972	$692
Total capital expenditures (in thousands)	$9,459	$3,384	$18,387	$10,036

(1)	Results of the Holt Mine included from the date of St Andrew acquisition (January 26, 2016).

(2)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 37-44 of this MD&A.

Production at Taylor for 2017 totaled 50,764 ounces, an increase of 25% from the 40,746 ounces produced in 2016. A total of 292,003 tonnes were processed in 2017 at an average grade of 5.6 grams per tonne and average recoveries of 96.2%, which compared to total tonnes processed of 188,767 tonnes at an average grade of 7.0 grams per tonne and average recoveries of 96.5% in the prior year. The significant increase in tonnes processed reflected a higher number of stopes available for mining, while the average grade was consistent with planned stope grades and was in line with the average reserve grade as at December 31, 2016.

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In 2017, Taylor's production costs totaled $29.6 million, compared to $21.3 million in 2016. Operating cash costs per ounce sold in 2017 was $610 compared to $438 in 2016, with the year-over-year increase relating to the change in the average grade compared to 2016 when the average grade was significantly higher than the reserve grade. AISC per ounce sold averaged $972 in 2017, which compared to $692 in 2016. The increase from the previous year reflected higher operating cash cost per ounce sold as well as an increase in sustaining capital expenditures per ounce sold. Sustaining capital expenditures in 2017 totaled $16.6 million ($342 per ounce sold), which compared to $10.0 million ($228 per ounce sold) in 2016, with the higher level of sustaining capital expenditures largely due to construction of ventilation raises and capital development in support of the long-term sustainability of production.

Gold production at Taylor in Q4 2017 was a record 16,541 ounces, based on 89,297 tonnes processed at an average grade of 6.0 grams per tonne and average recoveries of 96.2%. In Q4 2016, Taylor produced 10,048 ounces from processing 48,254 tonnes at an average grade of 6.7 grams per tonne and average recoveries of 96.1%. The higher tonnage in Q4 2017 largely reflected the continued development of the mine over the last year. Q4 2017 production was 49% higher than the 11,066 ounces produced in Q3 2017, when the mine processed 71,897 tonnes at an average grade of 5.0 grams per tonne with average recoveries of 95.5%. Both higher throughput and improved grades contributed to the quarter over quarter increase, with the grade improvement resulting largely from the sequencing of mining activities into higher-grade stopes.

In Q4 2017, Taylor's production costs totaled $8.3 million, compared to $4.7 million in Q4 2016. Operating cash costs per ounce sold in Q4 2017 was $574, which compared to $446 in Q4 2016 and $676 the previous quarter. The change from both prior periods was mainly a reflection of the average grade for the respective quarters. AISC per ounce sold in Q4 2017 averaged $1,187 versus $795 in Q4 2016 and $1,054 in Q3 2017. The elevated level of AISC per ounce sold in Q4 2017 reflected the timing of sustaining capital expenditures, with just over half of total sustaining capital expenditures for full-year 2017 being invested during the fourth quarter, largely related to construction of underground ventilation infrastructure in support of long-term production sustainability at the mine. Sustaining capital expenditures in Q4 2017 totaled $8.6 million ($594 per ounce sold), which compared to $3.4 million ($325 per ounce sold) in Q4 2016 and $4.1 million ($358 per ounce sold) in Q3 2017.

Holloway Mine
In December 2016, Kirkland Lake Gold announced the transitioning of the Holloway Mine to a temporary suspension of operations. The mine will be maintained in a production ready state with the intent of restarting the operation in the future subject to the mine realizing enhanced economics through exploration success. During 2016, the mine produced 27,129 ounces from January 26, 2016 to the end of the year and 9,825 ounces in the fourth quarter. During 2017, 287 ounces were processed from Holloway, mainly in the first quarter of the year (13 ounces in Q4 2017).

Australian Mine Operations
Financial or operational information included in the Company’s consolidated financial results for 2016 or Q4 2016 includes results for the Company’s Australian Operation from the completion of the Newmarket Arrangement on November 30, 2016 to the end of the year prior (“reported basis” of comparison). However, for comparison purposes, and to assist readers in evaluating the year-over-year performance of the Australian assets, certain production measures for the full year and Q4 2016 are presented on a pro forma basis as well as a reported basis. All unit cost comparisons to Q4 2016 are on a reported basis.

Fosterville Mine
The Fosterville Mine is located approximately 20 km northeast of the town of Bendigo and 130km north of the city of Melbourne in Victoria, Australia. With a noteworthy history of gold mining in the region dating back to 1894, the current Fosterville Mine commenced commercial production in April 2005 with a sulphide plant that has produced approximately 1.4 million ounces to date.

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	Three Months Ended December 31, 2017	Year Ended December 31, 2017	One Month Ended December 31, 2016 (1)
Operating results

Total Ore Milled (t)	118,877	547,476	56,754
Average Grade (g/t)	21.5	15.8	7.9
Gold Contained (oz)	88,159	278,355	14,392
Recovery (%)	96.3%	95.0%	91.7%
Gold Produced (oz)	79,157	263,845	13,196
Development metres - operating	610	2,627	255
Development metres - capital	1,866	5,193	318
Production costs	$18,043	$70,906	$14,637
Operating cash costs per ounce sold(2)	$226	$264	$420
AISC per ounce sold(2)	$471	$491	$641
Total capital expenditures (in thousands)	$22,955	$64,054	$3,401
.

(1)	Results from the Fosterville Mine in 2016 are from the completion of the Newmarket Arrangement (November 30, 2016).

(2)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 37-44 of this MD&A.

2017 was a transformational year for Fosterville, with a significant improvement being achieved in both production levels and average grades. Underground mineral reserves at the mine were more than doubled during the first half of the year, to 1,790,000 tonnes at an average grade of 17.9 grams per tonne for 1,030,000 ounces as at June 30, 2017, from 1,560,000 tonnes at an average grade of 9.8 grams per tonne for 490,000 ounces as at December 31, 2016. As at December 31, 2017, mineral reserves at Fosterville were increased by another 65%, to 2,290,000 tonnes at an average grade of 23.1 grams per tonne for a total of 1,700,000 ounces. Included in the December 31, 2017 updated mineral reserve was a mineral reserve for the Swan Zone, which included 588,000 tonnes at an average grade of 61.2 grams per tonne for 1,160,000 ounces. The mineral reserve estimate at December 31, 2017 was more than double the initial estimate of 282,000 tonnes at an average grade of 58.8 grams per tonne for 532,000 ounces, that was issued in July 2017 and as at June 30, 2017.

For 2017, Fosterville produced a record 263,845 ounces, which compared to production of 13,196 ounces on a reported basis for 2016 following completion of the Newmarket Arrangement on November 30, 2016. On a pro forma basis, 2017 production increased 74% from 151,755 ounces in 2016. A total of 547,476 tonnes was processed in 2017 at an average grade of 15.8 grams per tonne and average recoveries of 95.0%, which compared to 56,754 tonnes at an average grade of 7.9 grams per tonne and average recoveries of 91.7% on a reported basis and 693,066 tonnes at an average grade of 7.6 grams per tonne and average recoveries of 90.1% on a pro-forma basis for 2016. The increase in production compared to the pro forma results for 2016 reflected a higher average grade, which was more than double the 2016 level. During 2017, reconciled grades over-performed relative to the resource model in a number of cases, particularly in areas of structural complexity. The impact of significantly higher grades more than offset reduced tonnes milled in 2017, as the mine increasingly focused on the extraction of high-grade stopes in the Lower Phoenix system during the year. As at the end of 2017, the mine had not yet commenced production from the high-grade Swan Zone.

In 2017, Fosterville's production costs increased to $70.9 million, compared to $14.6 million in 2016. Operating cash cost and AISC per ounce sold in 2017 averaged $264 and $491, respectively, which compared to $420 and $641 in 2016. The significant improvement in the average grade at Fosterville during 2017 largely accounted for the year-over-year improvement in unit costs. Sustaining capital expenditures in 2017 totaled $52.1 million ($202 per ounces sold), which compared to $3.4 million ($175 per ounce sold) in Q4 2016 on a reported basis.

Q4 2017 production at Fosterville was a record 79,157 ounces of gold, which compared to the 13,196 ounces on a reported basis in Q4 2017 and was 78% higher than the 44,406 ounces produced in Q4 2016 on a pro forma basis. The average grade for the quarter was the highest quarterly average in the mine’s history, averaging 21.5 grams per tonne, which compared to average grades of 7.9 grams per tonne for the one month ended December 31, 2016 and 8.5 grams per tonne in Q4 2016 on a pro forma basis. A total of 118,877 tonnes were processed during Q4 2017 with average recoveries of 96.3%, with the Q4 2017 recovery rate being the highest quarterly average ever achieved. The mine processed 56,754 tonnes at an average recovery rate of 91.7% on a reported basis in 2016, and 176,242 tonnes at an average recovery rate of 92.4% pro forma for the three months ended December 31, 2016.

Fosterville’s Q4 2017 production of 79,157 ounces was 29% higher than the 61,535 ounces produced the previous quarter, when the mine processed 143,326 tonnes at an average grade of 14.1 grams per tonne and with average recoveries of 94.7%. The

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increase in production reflected a 52% improvement in the average grade, resulting from both mine sequencing as well as improved grade performance, with a large stope in Q4 2017 significantly outperforming expected levels.

In Q4 2017, Fosterville's production costs totaled $18.0 million, compared to $14.6 million in Q4 2016. Operating cash cost per ounce sold in Q4 2017 averaged $226 compared to $420 in Q4 2016 and $295 for Q3 2017, with the improvement from both prior periods mainly reflecting the impact of a significantly higher average grade. AISC per ounce sold for Q4 2017 averaged $471, significantly better than the $621 and $574 recorded in Q4 2016 and Q3 2017, respectively. Sustaining capital expenditures in Q4 2017 totaled $17.5 million ($219 per ounce sold), which compared to $3.4 million ($175 per ounce sold) in Q4 2016 and $16.0 million ($254 per ounce sold) the previous quarter.

Northern Territory

The Northern Territory is comprised of a group of mineral tenements, including the Cosmo Mine totaling over 2,000 km2 in the Northern Territory, Australia, which includes an inventory of historical gold discoveries, historical and modern gold mines, and current mineral resources and mineral reserves. As at December 31, 2017 the Company's mineral reserves in the Northern Territory totaled 2,800,000 tonnes at and average grade of 2.4 grams per tonne for 215,000 ounces.

	Three Months Ended December 31, 2017	Year Ended December 31, 2017	One Month Ended December 31, 2016 (1)
Operating results

Total Ore Milled (t)	—	259,729	51,590
Average Grade (g/t)	—	2.6	3.0
Gold Contained (oz)	—	21,671	4,902
Recovery (%)	—	95.0%	94.0%
Gold Produced (oz)	—	20,595	4,609
Development metres - operating		789	159
Development metres - capital		860	10
Production costs	$—	$37,367	$6,797
Operating cash costs per ounce sold(2)	$—	$1,661	$1,048
AISC per ounce sold(2)	$—	$1,996	$1,153
Total capital expenditures (in thousands)	$213	$6,823	$650

(1)	Results from the Cosmo Mine in 2016 are from the completion of the Newmarket Arrangement (November 30, 2016).

(2)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 37-44 of this MD&A.

On June 30, 2017, Kirkland Lake Gold suspended operations at the Cosmo Mine with the mine being placed on care and maintenance. During Q4 2017, there was no gold production recorded from the Cosmo Mine. For 2017, a total of 20,595 ounces was produced at Cosmo, with operating cash costs and AISC per ounce sold averaging $1,661 and $1,996, respectively. There was no production from Cosmo in Q4 2017. On a reported basis, that is for the one month ended December 31, 2016, production for both 2016 and Q4 2016 totaled 4,609 ounces from processing 51,590 tonnes at an average grade of 3.0 grams per tonne and at an average recovery rate of 94.0%. On the same basis, operating cash costs and AISC per ounce sold in 2016 and Q4 2016 averaged $1,048 and $1,153, respectively. On a pro forma basis, production from Cosmo in 2016 totaled 55,765 ounces, which resulted from processing 646,868 tonnes at an average grade of 2.9 grams per tonne and at average recoveries of 93.6%.

For 2017, Cosmo's production costs totaled $37.4 million, compared to $6.8 million for 2016. Following the move to care and maintenance, the Cosmo Mine and Union Reef Mill are being maintained in a state of readiness to resume operation in the event that new reserves are delineated which establish an economic deposit or deposits in the Northern Territory. In December 2017, the Company announced encouraging drill results from the Lantern Deposit at the Cosmo Mine, including the intersection of new high-grade, visible-gold bearing gold mineralization approximately 250 metres north of the Lantern mineral resource. The results significantly increased the size of the Lantern mineralized envelope to over 500 metres along strike and 1,200 metres down-plunge. At the end of 2017, the Company had six drills (three underground, two surface and one reverse circulation drill) operating at the Lantern Deposit, with plans to develop on two levels into the Lantern mineralization from the existing Cosmo ramp. Drilling programs are also planned at a number of district targets at Union Reefs and elsewhere in Northern Territory in 2018.

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Stawell Mine
The Stawell Mine was acquired by the Company through the Newmarket Arrangement. The mine, which is located in the Australian State of Victoria, approximately 250 kilometers northwest of Melbourne, was placed on care and maintenance by the Company effective December 13, 2016. Between November 30, 2016 and the date of being placed on care and maintenance, Stawell produced 852 ounces from processing 32,367 tonnes at an average grade of 0.9 grams per tonne and at average recoveries of 87.9%. During this period, operating cash cost per ounce sold averaged 1,973, while AISC per ounce sold averaged $2,005. On a pro forma basis, production at Stawell in 2016 totaled 32,204 ounces from processing 845,573 tonnes at an average grade of 1.5 grams per tonne and average recoveries of 80.9%, while production in Q4 2016 totaled 6,971 ounces from processing 174,049 tonnes at an average grade of 1.5 grams per tonne and average recoveries of 84.5%. There was no production from Stawell in 2017.

On December 21, 2017, the Company completed a transaction to sell to an affiliate of Arete Capital Partners Ltd. (“Arete”) all the issued and outstanding common shares of its indirectly held wholly owned subsidiary, Stawell Gold Mines Pty Ltd., which held the Stawell Mine. Pursuant to the terms of the transaction, the Company received $6.25 million in cash consideration upon closing and retains a 2.5% net smelter return royalty on the Stawell Mine. As the operations and cash flows related to the Stawell Mine could be clearly distinguished from the rest of the Company, the components of revenue and expense were separated from operating activities following completion of the sale and are reported as discontinued operations, with a loss from discontinued operations of $24.9 million being included in the Company’s 2017 and Q4 2017 financial results.

GROWTH AND EXPLORATION

Canada

At the Canadian operations, Kirkland Lake Gold continued to invest in growth programs with the aim of delineating near-term resource growth at the Company’s operating mines. During 2017, the Company’s Canadian operations incurred $18.5 million in exploration and evaluation expenditures, consisting of multiple drill programs at the Macassa and Taylor and operations.

Macassa Mine
South Mine Complex (“SMC”) Underground Drill Programs - During 2017, the Company completed 46,106 metres of underground exploration testing the SMC from the Macassa 5300 Level. An additional 6,936 metres of underground exploration was completed from the Macassa 4500 Level, testing the `05 Narrows Zone (located approximately 480 metres north of the `04 Break). In addition, 4,785 metres of underground exploration testing the `04 Break was completed from the 4200 level. At December 31, 2017, the Company had three underground exploration drills testing the SMC from the 5300 Level. Of the three drills, one was testing the Lower SMC Zone, with the other two drill rigs testing the potential easterly extension of the SMC.

A significant milestone was achieved on June 28, 2017, when the Company announced that underground drilling had intersected newly-discovered mineralization that succeeded in extending the SMC by 259 metres to the east of the existing mineral resource area. The results also extended the current area of mineralization on the Lower SMC Zone by 65 metres to depth and 60 metres to the west, and intersected high-grade mineralization in a newly-discovered hangingwall system in the Lower SMC area. Underground drilling at Macassa over the balance of the year was largely focused on better defining the geometry of the eastern SMC mineralization in support of potential mineral resource growth.

Most of the drilling in the 2017 exploration program was considered reconnaissance in nature, testing both potential strike and depth extensions to the SMC, along a strike length of approximately 300 metres and to a vertical depth of 366 metres below the drill bay on the 5300 Level east exploration drift. The drilling followed up on the reconnaissance surface exploration program that was reported in the press releases dated November 3, 2015 and January 19, 2016. The mineralization encountered through the FY 2017 program was typical SMC style, with shallow dipping veins mineralized with fine visible gold and tellurides and hosted within both feldspar porphyry and basic syenite. To date, at least five individual vein sets have been intersected with follow up drilling currently underway at closer-spaced centres to define potential resources. The SMC remains open to the east along strike and up dip.

During 2017, 288 metres of development drifting was completed to extend the 5300 Level exploration drift to east, as well as to excavate a new drill bay to support future SMC exploration drilling. The drill bay was completed in August, with a third drill added to test the east SMC program commencing at that time. An additional 103 metres of drifting to the east is underway, and

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it is anticipated that this development program, which also includes the excavation of another new drill bay, will be completed in the first quarter 2018.

During 2017, the Company completed 73,448 metres of surface exploration drilling. Of this drilling, 58,734 metres was testing the east SMC corridor and the Amalgamated Break, while and the remaining 14,714 metres tested the Main and `04 Breaks between the #2 and #3 shafts above the 3,000-foot level.

Taylor Mine
During 2017, the Company completed 62,669 metres of surface and underground exploration drilling (47,114 metres from surface and 15,555 metres from underground) at the Taylor Mine. Exploration drilling in 2017 focused on four key prospective areas: along the hanging wall of the Porcupine-Destor Fault (“PDF”) east of the Shaft Deposit; at a prospective target area situated to the west of the Shaft Deposit and east of the West Porphyry Deposit; at depth below both the East Porphyry and West Porphyry deposits; and up dip of the 1004 Zone of the West Porphyry Deposit.

On June 27, 2017, the Company released results from 28 surface drill holes for 10,365 metres and 17 underground drill holes for 6,588 metres. The results included intersecting gold-bearing quartz veins to the east along the PDF at multiple locations, with the furthest being located 1.8 kms east of the Shaft Deposit. In addition, drilling at depth succeeded in extending gold mineralization approximately 100 metres below the existing mineral resource in the East Porphyry Deposit, and identified mineralization situated along a quartz-carbonate shear zone located approximately 150 metres down dip of the existing 1004 Zone mineral resource and approximately 600 metres below surface. (See Company News Release dated June 27, 2017.)

On August 11, 2017, the Company released results from a total of 15 holes for 12,155 metres of surface drilling and 14 holes for 2,500 metres from underground drilling. The results included additional intersections from surface drilling of high-grade, gold-bearing quartz veins along the PDF east of the Shaft Deposit, including new intersections located within 225 metres of the existing mine infrastructure at the Shaft Deposit. Results from underground drilling included the intersection of gold mineralization approximately 70 metres west of the Shaft Deposit in the target area between the Shaft and West Porphyry deposits, as well as the intersection of gold mineralization approximately 100 metres east of the West Porphyry Deposit.

On December 18, 2017, the Company release results from seven surface drill holes for 9,540 metres and 16 underground drill holes for 3,309 metres. The results were significant, both in the growth potential for the mine, as well as the extend of high-grade mineralization that was intersected. Among key results, a new gold zone was identified located approximately 350 metres below the West Porphyry Deposit, with intersections including 46.7 grams per tonne over 9.6 metres, including 68.3 grams per tonne over 6.0 metres, 89.2 grams per tonne over 1.0 metre and 104.2 grams per tonne over 1.0 metre. Other results included additional high-grade intersections in the target area between the Shaft and West Porphyry deposits with such intersections as 43.8 grams per tonne over 3.8 metres, including 47.9 grams per tonne over 1.3 metres and 69.3 grams per tonne over 1.5 metres. The results also included high-grade intersections up-dip of the 1004 Zone, the continued intersection of high-grade quarter veins from surface drilling east of the Shaft Deposit, and the intersection of high-grade gold-bearing quartz veins with visible gold up to 700 metres below the West Porphyry Deposit.

Drilling in 2018 at Taylor will continue to target additional expansion of mineralization around the Shaft and West Porphyry deposits.

During 2017, exploration drilling was carried out to evaluate numerous drill ready targets associated with the PDF, and other regional structures, with two surface drills operating on the Nighthawk, Garrison Creek, Campbell zone, Runway, Card Lake, Caman, Taylor West, and Pack Can properties. A total of 41,578 metres of surface drilling was completed on these high value targets during the year.

In addition, the Company concluded a number of mineral claim property acquisitions (Card / Runway / Manville / Lalonde and Garrison) during 2017 by purchasing 42 claims totalling 712 hectares. These claim blocks are situated along strike of the Holt and Taylor Mine properties and contain favorable highly prospective geology and the strike extension of the mineralized structures traced on the mine properties.

Australia
At the Company’s Australians operations, Kirkland Lake Gold continued to invest in growth programs to both delineate and extend resources at both the Fosterville and Cosmo Mines, and to evaluate district targets within the Fosterville and Northern

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Territory land positions. During 2017, the Company’s Australian operations incurred $29.8 million in exploration and evaluation expenditures.

Fosterville Mine
An aggressive program of exploration and definition drilling was completed in 2017, aimed at further expanding mineral resources and mineral reserves at the Fosterville Mine. The program involved as many as eight underground and three surface drills and 124,992 metres of total drilling.

The success of exploration efforts in the first half of 2017 contributed to a significant increase in mineral reserves as part of a mid-year reserve update as at June 30, 2017. Underground mineral reserves more than doubled to 1,030,000 ounces from 490,000 ounces in the December 31, 2016 mineral reserve estimate. The average mineral reserve grade estimate increased 83% to 17.9 grams per tonne from 9.8 grams per tonne previously. Included in the June 30, 2017 mineral reserve estimate was 532,000 ounces at an average grade of 58.8 grams per tonne in the Swan Zone.

Step-out extension drilling on the Swan and Eagle zones of the Lower Phoenix system remained a priority throughout the remainder of 2017, with drilling also focused on the extension of the Harrier gold system at depth. Surface drilling was undertaken at both Robbin’s Hill and the Lower Phoenix North gold systems, and initial exploratory underground drilling was undertaken on the Sugarloaf target.

On August 8, 2017, drill results were returned from six underground holes totaling 2,652 metres into existing mineral resources and extensions of the Swan Zone of the Lower Phoenix gold system (see Kirkland Lake Gold News Release dated August 8, 2017). Consistent with earlier results, the new drill intersections continued to return intervals extremely high-grade mineralization with visible gold and to demonstrate both the continuity and growth potential of the Swan Zone. The August 8th results confirmed that the approximate 40° west-dipping Swan Zone was continuously mineralized southwards down-plunge, and extended at least 80 metres laterally to the south and 40 metres below the existing Swan Zone mineral reserves.

On November 7, 2017, drill results were reported for an additional 15 underground holes totaling 2,150 metres outside of measured and indicated mineral resources of the Swan Zone (see Kirkland Lake Gold News Release dated November 7, 2017). The results were significant and included the intersection of high-grade, visible-gold bearing mineralization 120 metres down-plunge of existing Swan Zone inferred mineral resource and 210 metres down-plunge of existing mineral reserves. The release of the November 7th results demonstrated the continuity of the Swan Zone mineralization over a plunge length of 460 metres and vertical extent of approximately 300 metres with the opportunity existing for continued down-plunge growth of the Swan Zone through additional step-out drilling.

During Q4 2017, approximately 25,990 metres of largely resource definition drilling was completed in testing the Phoenix South mineralization system, and mostly focused on the Swan and Eagle structures; with results continuing to confirm the continuity and high-grade tenor of the faults. The mineralization associated with the Swan Fault remains open down-plunge south of 6250mN, with extensive drilling planned in 2018 that will continue to focus on extension and infill definition of the highly-mineralized Swan Zone structure.

Drilling on the Harrier and Osprey structures progressed through most of 2017 to test for potential up-dip gold zones of significant mineralization and resource extensions approximately 100 metres down-plunge from current Harrier mineral resources. During 2017, some 9,049 metres were completed on these programs. In addition, decline development advanced to the south to access the high-grade Harrier Base mineral reserve, with the aim to add an alternative production source to the Lower Phoenix mineralized system during 2018. In the lower part of the Harrier system, diamond drilling in the second half of 2017 continued to reinforce the trend to higher grades.

Surface drilling at Robbin’s Hill targets commenced in Q3 2016 and continued throughout 2016 and 2017. A total of 18,499 metres of diamond drilling was completed across three programs during 2017. Drilling was focused on two main structures, the Curie Fault (formerly Farley’s Fault) and Rubin Fault (formerly Farley’s Footwall Fault) and returned sulfide mineralization intercepts, up to 18 metres in length. Drilling confirmed that massive quartz-stibnite veining occurs with the mineralized faults.

Data from one of the Robbins’s Hill holes was used to improve processing of a 2D seismic survey (2 transects), undertaken in the second quarter of2017. The 2D seismic survey was a second stage of de-risking programs, which returned positive results, and lend support to a 3D seismic survey, which is planned to be undertaken in 2018 in the southern portion of the Mining License.

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Exploration License 3539 - In addition to actively exploring the Mining License, the Company is investing in a regional exploration program throughout its Exploration License at Fosterville which cover over 505 km2. Within this land holding there is over 60 km strike length of potential gold-bearing structures located along seven interpreted fault zones. Five of the faults are known to contain gold occurrences with either historic mineral resources or workings. A helicopter electro-magnetic survey was completed and extensive soil sampling program was well advanced in Q4 2017. Drilling was initiated on the Goornong South prospect, approximately 5 kilometres to the north of the Mining License late in the year, with completion of 1,318 metres, and drilling to continue in Q1 2108. Additional drilling is planned in 2018 for advanced prospects, which will include Hallanan’s and Russell’s Reef in Q1 2018.

Two new exploration licenses, EL006502 (FGM North) and EL006503 (FGM West) were granted to Fosterville Gold Mine Pty Ltd on October 23, 2017. The licenses were granted for five years and encompass a total area of 1,006 graticules (1 graticule = 1 km2).

Cosmo Mine and Northern Territory

Despite placing the Cosmo Mine and Union Reefs Mill on care and maintenance effective June 30, 2017, the Company completed an extensive exploration program at the Lantern Deposit located adjacent to the Cosmo Mine during 2017. On December 19, 2017, the Company announced results from a total of 65 holes for 23,553 metres from underground diamond drilling and nine holes for 4,184 metres from surface drilling that were designed to test the expansion potential of the Lantern Deposit. The results substantially increased the deposit footprint, particularly to the north, and demonstrated the potential for significant growth in mineral resources. Included in the results was the intersection of extremely high-grade mineralization bearing visible gold more than 250 metres north of the current Lantern Deposit mineral resources. The drilling results extend the Lantern mineralization to over 500 metres along strike, more than 1,200 metres down-plunge and over 1,000 metres vertically from surface. Based on the encouraging drill results in 2017, the Company is planning extensive exploration development and drilling at the Lantern Deposit in 2018 as part of a program aimed at establishing an economic deposit or deposits in the Northern Territory of Australia to support a resumption of operations at the Cosmo Mine and Union Reefs Mill.

At Union Reefs, surface diamond drilling at two targets, the Prospect and Crosscourse plunge extensions was undertaken in 2017 with a total of four holes and 4,332 metres of drilling being completed. The drilling targeted mineralization approximately 700 metres down-plunge of historic mineral resources. The drilling was successful in intersecting mineralization, with visible gold observed in several of the holes.

Exploration drilling in 2018 is expected to concentrate on resource definition and expansion of the Lantern Deposit, and will be supported by construction of underground drill drives that will also provide underground exposures of Lantern mineralization for the first time. Other drilling in the Norther Territory will target extensions of the Prospect mineralized envelope at Union Reefs and investigating a number of additional regional targets.

REVIEW OF FINANCIAL CONDITION AND LIQUIDITY

Kirkland Lake Gold is committed to managing liquidity by achieving positive cash flows from its mine operations to fund operating and capital requirements as well as development projects. The Company monitors the expected settlement of financial assets and liabilities on an ongoing basis; however, there are no significant accounts payable, capital lease obligations, or other payments that are outstanding past their due dates.

As at December 31, 2017, Kirkland Lake Gold had a positive working capital balance of $169.1 million, including a cash balance of $231.6 million, which compares to a working capital of $92.3 million and cash of $234.9 million at December 31, 2016. The strengthening of working capital reflects ongoing free cash flow generation from the Company’s mine operations and is aided by increased revenues from higher sales volumes, as well as the timing of sustaining capital outlays.

The Company’s 6% Debentures, with a face value of C$57.5 million, were redeemed from cash on their maturity date of June 30, 2017. A majority of the Company’s 7.5% Debentures, with a face value of $C62.0 million, were converted into 4,505,393 common shares at a conversion price of C$13.70 per share.

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Cash Flow Analysis

Net cash outflows from financing activities of continuing operations for 2017 were $111.3 million, which are largely due to the repurchase of common shares during Q3 and Q4 and the repayment of the 6% Debentures on their maturity date of June 30, 2017. Net cash inflows from financing activities of continuing operations for 2016 totaled $7.7 million, primarily due to net proceeds received from flow through share financings.

Cash outflows from investing activities from continuing operations for 2017 and 2016 were $200.9 million and $19.5 million, respectively. Mineral property expenditures were $85.6 million and $57.8 million for 2017 and 2016, respectively, and amounts of $46.2 million and $15.3 million were spent on plant and equipment during those same periods. In addition, the Company invested a total of $80.8 million in public and private entities. During Q4 2017, JDS Silver Holdings Inc. sold all their issued and outstanding common shares to Coeur Mining Inc. (“Coeur”). The Company received in exchange for its holdings in JDS Silver, 198,217 common shares of Coeur at a value of $7.46 per share and a cash payment of $4.6 million. In addition, the Company purchased 33 million units of De Grey Mining Limited for a total purchase price of $3.8 million. The most significant investments in the second half of 2017 were the purchase of 14.0 million units of Novo Resources Corp. (“Novo”) through a private placement, which included one common share and one common share purchase warrant. In addition, the Company acquired 11.8 million common shares of Novo from Newmont Canada FN Holdings ULC. The total investment in Novo amounted to $61.0 million (C$74.9) million. During Q2 2017, the Company also purchased 17.9 million shares Bonterra Resources Inc. for an aggregate purchase price of $6.9 million and 12.3 million units of Metanor Resources Inc. for a total investment of $6.4 million. At December 31, 2017, the Company owned available for sale investments valued at $100.1 million.

The Company generated $309.8 million and $187.0 million, respectively, in cash flow from continuing operations during 2017 and 2016, respectively.

On May 15, 2017, the Company announced its intention to initiate a NCIB to buy back its common shares through the facilities of the TSX. Any purchases made pursuant to the NCIB will be made in accordance with the rules of the TSX. The maximum number of common shares that can be purchased for cancellation pursuant to the NCIB is 15,186,571 common shares, representing 10% of the Company’s common shares in the public float as of May 11, 2017. The maximum number of shares that can be purchased daily, other than block purchase exceptions, is 294,727 common shares.

Purchases under the NCIB commenced on May 17, 2017 and will be terminated the earlier of May 16, 2018 or the date on which the maximum number of common shares have been purchased.

During the year ended December 31, 2017, the Company purchased 5,443,400 common shares for cancellation under the NCIB, for $60.1 million (C$76.5 million). All shares purchased pursuant to the NCIB have been tendered for cancellation. As at the date hereof, a balance of 9,743,171 common shares remain available for purchase under the NCIB.

The Company’s cash balance supplemented by cash flow from operations are expected to be sufficient to fund operations and capital requirements for at least the next twelve months.

OFF-BALANCE SHEET ARRANGEMENTS.

As at December 31, 2017, the Company did not have any off-balance sheet items.

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OUTSTANDING SHARE AND CONVERTIBLE EQUITY INFORMATON

Outstanding Share Information

	As at December 31, 2017	Weighted Average Exercise Price
Authorized: Unlimited number of common shares
Issued: Fully paid common shares	210,944,884	—
Issued: Stock options	1,499,315	C$5.80
Issued: Restricted share units	364,263	—
Issued: Performance share units	342,206	—

Terms of the Company’s equity incentive plans are outlined in the Company’s audited consolidated financial statements for the year ended December 31, 2017.

SELECTED ANNUAL INFORMATION

(in thousands, except for per share figures)	Year Ended December 31, 2017	Year Ended December 31, 2016
Financial Results
Revenue	$747,495	$403,340
Earnings from mine operations	$289,129	$135,976
Loss from discontinued operations	($24,904)	($4,627)
Net earnings	$132,426	$42,107
Basic earnings per share	$0.64	$0.35
Diluted earnings per share	$0.63	$0.34

(in thousands)	As at and for the year ended December 31, 2017	As at and for the year ended December 31, 2016
Financial Position
Cash	$231,596	$234,898
Working capital	$169,146	$92,307
Mining interests and plant and equipment	$1,049,309	$976,044
Total Assets	$1,485,800	$1,298,694
Total non-current liabilities	$197,732	$195,201
Cash dividends paid	($3,281)	$—

The Company’s financial position was significantly impacted as a result of the acquisition of St Andrew on January 26, 2016 and Newmarket on November 30, 2016 which resulted in a much higher cash balance, stronger working capital and increased mining interests and total assets. The revenue and consequently the amount of net income and earnings per share is driven largely by the amount of gold produced and sold and is subject to fluctuations in the market price of gold in US dollars and the strength and weakening of the US dollar specifically against the Canadian and Australian dollars. The timing of gold pours, gold sales, gold price fluctuations, ore grade and gold inventory balances also affect quarterly results. Trends observed or averaged over a longer time period may be more representative of the true performance of the business.

QUARTERLY INFORMATION

The consolidated results presented below include the results of operations for St Andrew from January 26, 2016 and Newmarket from November 30, 2016. Accordingly, results prior to January 26, 2016 only include operations of Old Kirkland Lake Gold. The

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following selected financial data for the last eight fiscal quarters has been prepared in accordance with IFRS and should be read in conjunction with the Company’s Condensed Consolidated Interim Financial Statements for each of the periods considered below and the Consolidated Financial Statements for the year ended December 31, 2017.

	2017
	Three Months Ended
(in thousands except per share amounts)	December 2017	September 2017	June 2017	March 2017
Revenue	$212,364	$176,709	$189,894	$168,528
Earnings before income taxes	$54,799	$64,048	$52,294	$24,938
Net earnings	$40,980	$43,780	$34,552	$13,114
Basic earnings per share	$0.20	$0.21	$0.17	$0.06
Diluted earnings per share	$0.20	$0.20	$0.16	$0.06

	2016
	Three Months Ended
(in thousands except per share amounts)	December 2016 (Restated)	September 2016	June 2016	March 2016
Revenue	$134,225	$100,825	$91,689	$79,925
Earnings before income taxes	$11,194	$30,158	$17,017	$14,894
Net earnings	$3,076	$18,880	$10,641	$9,510
Basic earnings per share	$0.02	$0.15	$0.09	$0.09
Diluted earnings per share	$0.02	$0.15	$0.09	$0.09

The revenue and consequently the amount of net income and earnings per share is driven largely by the amount of gold produced and sold and is subject to fluctuations in the market price of gold in US dollars and the strength and weakening of the US dollar specifically against the Canadian and Australian dollars. The timing of gold pours, gold sales, gold price fluctuations, ore grade and gold inventory balances also affect quarterly results. Trends observed or averaged over a longer time period may be more representative of the true performance of the business.

Revenue and earnings during the previous eight quarters were largely influenced by the timing of the Company’s business combinations over the period. Revenue increased from $27.9 million at December 31, 2015 to $79.9 million for the three months ended March 31, 2016, largely reflecting the completion of the St. Andrew Arrangement on January 26, 2016. Through the St. Andrew Arrangement, the Company acquired the Holt, Holloway and Taylor Mines in Northern Ontario. Revenue increased from $100.8 million for the quarter ended September 30, 2016 to $130.9 million for the quarter ended December 31, 2016, partially reflecting the completion of the Newmarket Arrangement on November 30, 2016 through which the Company acquired the Fosterville, Cosmo and Stawell Mines in Australia. Revenue increased to $168.5 million in the first quarter of 2017, representing the first full quarter of production from the Company’s acquired Australian operations.

Revenue for 2017 increased to $747.5 million from $403.3 million for the same period in 2016, mainly reflecting the addition of the Company’s Australian assets during the fourth quarter of 2016. Revenue from the Company’s Canadian operations in 2017 increased to $393.0 million from $372.7 million in 2016 mainly reflecting the impact of higher gold production at Macassa, Holt and Taylor Mines.

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Q4 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

COMMITMENTS AND CONTINGENCIES

Contractual obligations of the Company as at December 31, 2017 are as follows (in thousands):

As at December 31, 2017
	Total	Less than a year	1-3 years	4-5 years	After 5 years
Accounts payable and accrued liabilities	$84,746	$84,746	$—	$—	$—
Finance lease payments	42,267	18,480	23,787	—	—
Office rent and other obligations	5,558	1,643	2,230	1,509	176
Income taxes payable	8,337	8,337	—	—	—
	$140,908	$113,206	$26,017	$1,509	$176

RELATED PARTY TRANSACTIONS
The remuneration of directors and executive officers is determined by the compensation committee of the Board of Directors. The directors’ fees and other compensation of directors and executive officers were as follows:

	December 31, 2017	December 31, 2016
Officer salaries and short-term benefits	$6,405	$1,463
Share based payment expense	3,173	1,799
Directors fees	553	522
Severance payments	1,461	1,624
	$11,592	$5,408
Related party transactions are measured at the exchange amount which is the consideration agreed to between the parties.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reporting amounts of revenues and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes may differ materially from these estimates.

Significant Judgments in Applying Accounting Policies

Determination of functional currency

In accordance with International Accounting Standards (“IAS”) 21, The Effects of Changes in Foreign Exchange Rates, management determined that the functional currency of the Company’s Canadian and Australian subsidiaries is, respectively, the Canadian and Australian dollar. Determination of functional currency involves judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Deferred income taxes

Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position.  Deferred tax assets, including those arising from unutilized tax losses require management to assess the likelihood that the Company and/or its subsidiaries will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets.

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Q4 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

Business combinations

Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require the Company to make certain judgments as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 – Business Combinations. Based on an assessment of the relevant facts and circumstances, the Company concluded that the acquisition of St Andrew on January 26, 2016 and Newmarket on November 30, 2016 met the criteria for accounting as a business combination.
Determination of reserves and resources
Accounting Estimates and Assumptions

Determination of reserves and resources

Reserve and resource estimates are used in the unit of production calculation for depletion and depreciation expense, the determination of the timing of rehabilitation provision costs, business combination accounting and impairment analysis.

There are numerous uncertainties inherent in estimating reserves and resources. Assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs, or recovery rates as well as new drilling results may change the economic status of reserves and resources and may result in the reserves and resources being revised.

Deferred income taxes

Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company and/or its subsidiaries to realize the net deferred tax assets recorded at the statement of financial position date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company and its subsidiaries operate could limit the ability of the Company to obtain tax deductions in future periods.

Business combinations

The allocation of the purchase price of acquisitions requires estimates as to the fair market value of acquired assets and liabilities. The information necessary to measure the fair values as at the acquisition date of assets acquired and liabilities assumed requires management to make certain judgments and estimates about future events, including but not limited to estimates of mineral reserves and mineral resources and exploration potential of the assets acquired, future operating costs and capital expenditures, discount rates to determine fair value of assets acquired and future metal prices and long term foreign exchange rates.

Changes to the preliminary measurements of assets and liabilities acquired may be retrospectively adjusted when new information is obtained until the final measurements are determined within one year of the acquisition date.

Impairment of assets

The carrying amounts of mining properties and plant and equipment are assessed for any impairment triggers such as events or changes in circumstances which indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amount. Such review is undertaken on an asset by asset basis, except where such assets do not generate cash flows independent of other assets, and then the review is undertaken at the cash generating unit level (“CGU”).

The Company considers both external and internal sources of information in assessing whether there are any indications that mining interests are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining interests. Internal sources of information the Company considers include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets.

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Q4 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

Environmental rehabilitation

Significant estimates and assumptions are made in determining the environmental rehabilitation costs as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent and costs of rehabilitation activities, technological changes, regulatory changes, cost increases, and changes in discount rates.

Those uncertainties may result in actual expenditures in the future being different from the amounts currently provided. The provision represents management’s best estimate of the present value of the future rehabilitation costs required.

ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The Company’s significant accounting policies and future changes in accounting policies are presented in the audited consolidated financial statements for the year ended December 31, 2017. The following outlines the new accounting policies adopted by the Company effective January 1, 2017 and those new standards and interpretations not yet adopted by the Company.

Adoption of new accounting standards

The Company has adopted the following amendments to accounting standards, effective January 1, 2017. These changes were made in accordance with the applicable transitional provisions.

IAS 12, Income Taxes (“IAS 12”)
The amendments clarify that the existence of a deductible temporary difference depends solely on a comparison of the carrying amount of an asset and its tax base at the end of a reporting period, and is not affected by possible future changes in the carrying amount or expected recovery of the asset. The amendments to the standard did not have a material impact on the consolidated financial statements.

IAS 7, Statement of Cash Flows
This amendment requires disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash and non-cash changes. The Company has presented the required disclosures for the current period in note 22.

Accounting Standards Issued But Not yet Adopted

IFRS 9, Financial Instruments
In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments ("IFRS 9"), which replaces IAS 39 Financial Instruments: Recognition and Measurement ("IAS 39"). IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company will adopt IFRS 9 for the annual period beginning January 1, 2018 and will take advantage of the exemption allowing it not to restate comparative information for prior periods with respect to classification of its available for sale investments. IFRS 9 provides a revised model for classification and measurement of financial assets, including a new expected credit loss ("ECL") impairment model. The revised model for classifying financial assets results in classification according to their contractual cash flow characteristics and the business models under which they are held. IFRS 9 introduces a reformed approach to hedge accounting. IFRS 9 also largely retains the existing requirements in IAS 39 for the classification of financial liabilities.

The Company has completed its assessment of the impact of IFRS 9 and expects the following impacts upon adoption:

i) The Company holds several equity investments as available for sale that are currently measured at FVTOCI under IAS 39 with a fair value of $100,109 as at December 31, 2017. Under the new standard, the Company will make the irrevocable election under IFRS 9 to measure its available for sale investments at FVTOCI. As a result, all fair value gains and losses will be reported in OCI, no future impairment losses will be recognized in net earnings, similarly no gains or losses will be reclassified to net earnings on disposal.

As at December 31, 2017, the balance of unrealized gains which will continue to remain within accumulated other comprehensive income is $26,764. The new classification and measurement requirements under IFRS 9 are not expected to have a material impact on the Company’s other financial assets and financial liabilities.

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Q4 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

ii) The other changes under IFRS 9, including the new ECL impairment model, are not expected to have a material impact on the Company’s financial statements.

IFRS 15, Revenue from Contracts with Customers
IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) proposes to replace IAS 18 Revenue, IAS 11 Construction Contracts, and some revenue-related interpretations. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much, and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The Company will adopt IFRS 15 for the annual period beginning January 1, 2018. Based on the Company's preliminary assessment, it concluded that the new revenue standard will not have an impact on the timing of revenue recognition at its Canadian or Australian operations.

IFRS 16, Leases
In January 2016, the IASB issued the IFRS 16, Leases (“IFRS 16”) which replaces the existing lease accounting guidance. IFRS 16 requires all leases to be reported on the balance sheet as well as corresponding depreciation and interest expense, unless certain criteria for exclusion are met.

The Company will adopt IFRS 16 for the annual period beginning January 1, 2019. The Company expects IFRS 16 will result in the recognition of additional assets and liabilities on the balance sheet, and a corresponding increase in depreciation and interest expense. The Company also expects cash flow from operating activities to increase under IFRS 16 as lease payments for most leases will be recorded as financing outflows in the statement of cash flows. The extent of the impact of adopting the standard has not yet been determined.

The Company is in the process of developing its implementation plan and expects to report more detailed information, including estimated quantitative financial impacts, if material, in its consolidated financial statements as the effective date approaches.

IFRIC 22 Foreign Currency Transactions and Advance Consideration
IFRIC Interpretation 22 Foreign Currency Transactions and Advance Consideration clarifies which date should be used for translation when a foreign currency transaction involves an advance payment or receipt. The Interpretation is applicable for annual periods beginning on or after January 1, 2018. The Company will adopt the Interpretation in its financial statements for the annual period beginning on January 1, 2018. Based on the Company's assessment, this interpretation will not have a material impact on the dates used for translation for advance payments or receipts in foreign currencies.

IFRIC 23, Uncertainty over Income Tax Treatments
On June 7, 2017, the IASB issued IFRIC Interpretation 23, Uncertainty over Income Tax Treatments. The Interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The Interpretation is applicable for annual periods beginning on or after January 1, 2019. Earlier application is permitted. The Company intends to adopt the Interpretation in its financial statements for the annual period beginning on January 1, 2019. The Company is currently in the process of assessing the impact that the new interpretation will have on its consolidated financial statements.

NON-IFRS MEASURES

The Company has included certain non-IFRS measures in this document, as discussed below. The Company believes that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Free Cash Flow

In the gold mining industry, free cash flow is a common performance measure with no standardized meaning. Free cash flow is calculated by deducting capital cash spending (capital expenditures for the period, net of expenditures paid through finance leases) from net cash provided by operating activities of continuing operations.

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The Company discloses free cash flow as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is cash flows generated from net cash provided by operating activities of continuing operations

Free cash flow is reconciled to the amounts included in the Consolidated Statements of Cash Flows as follows:

(in thousands, except per share amounts)	Three months ended December 31, 2017	Three months ended December 31, 2016 (Restated)	Three months ended September 30, 2017	Year ended December 31, 2017	Year ended December 31, 2016 (Restated)

Net cash provided by operating activities of continuing operations	$103,351	$68,456	$66,829	$309,812	$186,981
Mineral property additions	(16,184)	(16,306)	(24,435)	(85,643)	(57,778)
Plant and equipment (1)	(22,648)	(6,805)	(10,863)	(46,197)	(15,273)
Free cash flow	$64,519	$45,345	$31,531	$177,972	$113,930
(1) Excludes finance lease additions

Operating Cash Costs and Operating Cash Costs per Tonne and Ounce Sold

Operating cash costs and operating cash cost per tonne and per ounce sold are non-IFRS measures. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS. Operating cash costs include mine site operating costs such as mining, processing and administration, but exclude royalty expenses, depreciation and depletion and share based payment expenses and reclamation costs. Operating cash costs per tonne of ore produced is calculated by dividing operating cash costs to tonnes milled; operating cash cost per ounce sold is based on ounces sold and is calculated by dividing operating cash costs by volume of gold ounces sold.

The Company discloses operating cash costs and operating cash cost per tonne and per ounce sold as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is total production expenses. Operating cash costs and operating cash cost per ore tonne produced and per ounce of gold sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

Sustaining and Growth Capital

Sustaining capital and growth capital are Non-IFRS measures. Sustaining capital is defined as capital required to maintain current operations at existing levels. Growth capital is defined as capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

	Three months ended December 31, 2017	Three months ended December 31, 2016 (Restated)	Three months ended September 30, 2017	Year ended December 31, 2017	Year ended December 31, 2016 (Restated)

Sustaining capital	$51,644	$31,701	$38,311	$147,706	$86,623
Growth capital	5,446	55,106	68,130	16,817	184
Total capital expenditures	$57,090	$86,807	$106,441	$164,523	$86,807

AISC and AISC per Ounce Sold

AISC and AISC per ounce sold are Non-IFRS measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the definition of AISC as set out by the World Gold Council in its guidance note dated June 27, 2013.

The Company defines AISC as the sum of operating costs (as defined and calculated above), royalty expenses, sustaining capital, corporate expenses, underground exploration expenses and reclamation cost accretion related to current operations. Corporate expenses include general and administrative expenses, net of transaction related costs, severance expenses for management

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changes and interest income. AISC excludes growth capital, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes.

Total cash costs and AISC Reconciliation

The following tables reconciles these non-IFRS measures to the most directly comparable IFRS measures available for the three months and year ended December 31, 2017 and 2016 and the three months ended September 30, 2017:

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Year ended December 31, 2017
(in thousands, except per tonne and per ounce amounts)	Holt Mine	Holloway Mine	Taylor Mine	Holt Mine Complex(1)	Macassa Mine	Total Canadian Operations	Fosterville Mine	Cosmo Mine	Total Australian Operations	General and administrative	Total Consolidated
Production costs	$44,820	$2,833	$29,646	$77,299	$102,743	$180,042	$70,906	$37,367	$108,273	$—	$288,315
Stock-based compensation	(30)	—	(13)	(43)	(216)	(259)	(138)	—	(138)	—	(397)
Purchase Price Allocation	—	—	—	—	—	—	(2,630)	—	(2,630)	—	(2,630)
Operating cash costs	44,790	2,833	29,633	77,256	102,527	179,783	68,138	37,367	105,505	—	285,288
Royalties	8,644	32	911	9,587	5,376	14,963	6,433	—	6,433	—	21,396
Stock-based compensation	30	—	21	51	218	269	138	—	138	3,937	4,344
Rehabilitation and remediation	83	3	18	104	173	277	95	634	729	—	1,006
General and administrative costs	—	—	—	—	—	—	—	—	—	21,699	21,699
Mine development	9,238	—	11,315	20,553	29,058	49,611	36,496	5,680	42,176	—	91,787
Plant and equipment	5,407	—	5,290	10,697	28,380	39,077	15,641	1,201	16,842	—	55,919
AISC	$68,192	$2,868	$47,188	$118,248	$165,732	$283,980	$126,941	$44,882	$171,823	$25,636	$481,439
Ounces of gold sold	65,406	1,780	48,564	115,750	196,119	311,869	258,315	22,490	280,805	—	592,674
Operating cash cost per ounce sold	$685	$1,592	$610	$667	$523	$576	$264	$1,661	$376	$—	$481
AISC per ounce sold	$1,043	$1,611	$972	$1,022	$845	$911	$491	$1,996	$612	$—	$812

(1)	Holt Mine Complex includes Holloway Mine, which was transitioned into Care and Maintenance at the beginning of 2017.

Three months ended December 31, 2017
(in thousands, except per tonne and per ounce amounts)	Holt Mine	Taylor Mine	Holt Mine Complex	Macassa Mine	Total Canadian Operations	Fosterville Mine	Cosmo Mine	Total Australian Operations	General and administrative	Total Consolidated
Production costs	$11,508	$8,289	$21,597	$28,642	$50,239	$18,043	$—	$18,043	$—	$68,282
Stock-based compensation	(16)	5	(11)	(33)	(44)	—	—	—	—	(44)
Purchase Price Allocation	—	—	—	—	—	—	—	—	—	—
Operating cash costs	11,492	8,294	21,586	28,609	50,195	18,043	—	18,043	—	68,238
Royalties	2,502	272	2,774	1,374	4,148	2,052		2,052	—	6,200
Stock-based compensation	16	3	19	35	54	—	—	—	687	741
Rehabilitation and remediation	(24)	(9)	(33)	173	140	52	626	678	—	818
General and administrative costs	—	—	—	—	—	—	—	—	7,603	7,603
Mine development	2,707	6,192	8,899	6,331	15,230	12,855	213	13,068	—	28,298
Plant and equipment	2,275	2,384	4,659	14,036	18,695	4,651	—	4,651	—	23,346
AISC	$18,968	$17,136	$37,904	$50,558	$88,462	$37,653	$839	$38,492	$8,290	$135,244
Ounces of gold sold	18,404	14,438	32,850	52,865	85,715	80,000	—	80,058	—	165,715
Operating cash cost per ounce sold	$624	$574	$657	$541	$586	$226	$—	$225	$—	$412
AISC per ounce sold	$1,031	$1,187	$1,154	$956	$1,032	$471	$—	$481	$—	$816

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Year ended December 31, 2016
(in thousands, except per tonne and per ounce amounts)	Holt Mine	Holloway Mine	Taylor Mine	Holt Mine Complex	Macassa Mine	Total Canadian Operations	Fosterville Mine	Cosmo Mine	Stawell Mine	Total Australian Operations	General and administrative	Total Consolidated
Production costs	$36,752	$22,068	$21,309	$80,129	$91,279	$171,408	$14,637	$6,797	$5,527	$26,961	$—	$198,369
Stock-based compensation	(21)	(21)	(21)	(63)	(280)	(343)	—	—	—	—	—	(343)
Purchase Price Allocation	(1,335)	(58)	(1,958)	(3,351)	—	(3,351)	(6,478)	—	—	(6,478)	—	(9,829)
Operating cash costs	35,396	21,989	19,330	76,715	90,999	167,714	8,159	6,797	5,527	20,483	—	188,197
Royalties	6,882	2,562	555	9,999	5,070	15,069	483	—	35	518	—	15,587
Stock-based compensation	21	21	21	63	1,510	1,573	—	—	—	—	1,230	2,803
Rehabilitation and remediation	133	31	36	200	123	323	15	32	7	54	—	377
Underground mine drilling	—	512	548	1,060	2,501	3,561	—	—	—	—	—	3,561
General and administrative costs	—	—	—	—	—	—	—	—	—	—	9,137	9,137
Mine development	10,914	1,491	6,748	19,153	33,551	52,704	2,861	178	—	3,039	—	55,743
Plant and equipment	5,940	2,857	3,288	12,085	17,736	29,821	539	472	48	1,059	—	30,880
AISC	$59,286	$29,463	$30,526	$119,275	$151,490	$270,765	$12,057	$7,479	$5,617	$25,153	$10,367	$306,285
Ounces of gold sold	56,792	27,129	44,086	128,007	172,784	300,791	19,408	6,487	2,802	28,697	—	329,488
Operating cash cost per ounce sold	$623	$811	$438	$599	$527	$558	$420	$1,048	$1,973	$714	$—	$571
AISC per ounce sold	$1,044	$1,086	$692	$932	$877	$900	$641	$1,153	$2,005	$877	$—	$930

(1)	Purchase price allocation represents the impact on production costs of the valuation of metal inventory acquired with the business combinations.

(2)	General and administration costs are net of finance and certain other income items.

(3)	Mine development excludes certain items regarded as capital growth spending.

Three months ended December 31, 2016
(in thousands, except per tonne and per ounce amounts)	Holt Mine	Holloway Mine	Taylor Mine	Holt Mine Complex	Macassa Mine	Total Canadian Operations	Fosterville Mine	Cosmo Mine	Stawell Mine	Total Australian Operations	General and administrative	Total Consolidated
Production costs	$8,286	$6,248	$4,670	$19,204	$19,988	$39,192	$14,637	$6,797	$5,527	$26,961	$—	$66,153
Stock-based compensation	(21)	(21)	(21)	(63)	(79)	(142)	—	—	—	—	—	(142)
Purchase Price Allocation	—	—	—	—	—	—	(6,478)	—	—	(6,478)	—	(6,478)
Operating cash costs	8,265	6,227	4,649	19,141	19,909	39,050	8,159	6,797	5,527	20,483	—	59,533
Royalties	1,820	876	127	2,823	867	3,690	483	—	35	518	—	4,208
Stock-based compensation	21	21	21	63	198	261	—	—	—	—	1,348	1,609
Rehabilitation and remediation	34	7	9	50	12	62	15	32	7	54	—	116
Mine exploration	—	84	86	170	610	780	—	—	—	—	—	780
General and administrative costs	—	—	—	—	—	—	—	—	—	—	2,625	2,625
Mine development	2,981	294	2,073	5,348	7,691	13,039	2,861	178	—	3,039	—	16,078
Plant and equipment	2,702	1,170	1,311	5,183	9,381	14,564	539	472	48	1,059	—	15,623
AISC	$15,823	$8,679	$8,276	$32,778	$38,668	$71,446	$12,057	$7,479	$5,617	$25,153	$3,973	$100,572
Ounces of gold sold	15,242	10,001	10,414	35,657	47,342	82,999	19,408	6,487	2,802	28,697	—	111,696
Operating cash cost per ounce sold	$542	$623	$446	$537	$421	$470	$420	$1,048	$1,973	$714	$—	$533
AISC per ounce sold	$1,038	$868	$795	$919	$817	$861	$641	$1,153	$2,005	$877	$—	$900

(1)	Purchase price allocation represents the impact on production costs of the valuation of metal inventory acquired with the business combinations.

(2)	GeneraL and administration costs are net of finance and certain other income items.

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Three months ended September 30, 2017
(in thousands, except per tonne and per ounce amounts)	Holt Mine	Holloway Mine	Taylor Mine	Holt Mine Complex	Macassa Mine	Total Canadian Operations	Fosterville Mine	Cosmo Mine	Total Australian Operations	General and administrative	Total Consolidated
Production costs	$11,055	$—	$7,813	$18,868	$23,225	$42,093	$18,583	$5,821	$24,404	$—	$66,497
Stock-based compensation	(12)	—	—	(12)	(44)	(56)	—	—	—	—	(56)
Purchase Price Allocation	—	—	—	—	—	—	—	—	—	—	—
Operating cash costs	11,043	—	7,813	18,856	23,181	42,037	18,583	5,821	24,404	—	66,441
Royalties	2,135	—	222	2,357	1,179	3,536	1,584	—	1,584	—	5,120
Stock-based compensation	12	—	—	12	44	56	—	—	—	1,012	1,068
Rehabilitation and remediation	37	—	9	46	20	66	4	(41)	(37)	—	29
General and administrative costs	—	—	—	—	—	—	—	—	—	5,566	5,566
Mine development	2,085	—	1,897	3,982	7,820	11,802	7,656	246	7,902	—	19,704
Plant and equipment	2,851	—	2,244	5,095	5,161	10,256	8,351	—	8,351	—	18,607
AISC	$18,163	$—	$12,185	$30,348	$37,405	$67,753	$36,178	$6,026	$42,204	$6,578	$116,535
Ounces of gold sold	16,280	2	11,558	27,840	44,456	72,296	62,998	2,614	65,612	—	137,908
Operating cash cost per ounce sold	$678	$—	$676	$677	$521	$581	$295	$2,227	$372	$—	$482
AISC per ounce sold	$1,116	$—	$1,054	$1,090	$841	$937	$574	$2,305	$643	$—	$845

(1)	Purchase price allocation represents the impact on production costs of the valuation of metal inventory acquired with the business combinations.

(2)	General and administration costs are net of finance and certain other income items.

(3)	Mine development excludes certain items regarded as capital growth spending.

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Average Realized Price per Ounce Sold

In the gold mining industry, average realized price per ounce sold is a common performance measure that does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is revenue from gold sales. Average realized price per ounces sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the total revenues realized in a period from current operations.

Average realized price per ounce sold is reconciled for the periods presented as follows:

	Three months ended December 31, 2017	Three months ended December 31, 2016 (Restated)	Three months ended September 30, 2017	Year ended December 31, 2017	Year ended December 31, 2016 (Restated)

Revenue from gold sales (in thousands)	$212,364	$130,900	$176,709	$747,495	$403,340
Ounces sold	165,713	111,690	137,908	592,732	329,489
Average realized price per ounce sold	$1,282	$1,172	$1,281	$1,261	$1,224

Adjusted Net Earnings from Continuing Operations and Adjusted Net Earnings per Share from Continuing Operations

Adjusted net earnings from continuing operations and adjusted net earnings per share from continuing operations are used by management and investors to measure the underlying operating performance of the Company.

Adjusted net earnings from continuing operations is defined as net earnings adjusted to exclude the after-tax impact of specific items that are significant, but not reflective of the underlying operations of the Company, including transaction costs and executive severance payments, purchase price adjustments reflected in inventory, and other non-recurring items. Adjusted net earnings per share from continuing operations is calculated using the weighted average number of shares outstanding for adjusted net earnings per share from continuing operations.

(in thousands, except per share amounts)	Three months ended December 31, 2017	Three months ended December 31, 2016 (Restated)	Three months ended September 30, 2017	Year ended December 31, 2017	Year ended December 31, 2016 (Restated)

Net earnings	$40,980	$3,076	$43,780	$132,426	$42,107
Loss (gain) on warrant investment	17,601	—	(19,219)	(1,618)	—
Transaction costs	—	14,379	—	397	17,746
PPA adjustment on inventory(1)	—	6,478	—	2,630	9,829
Executive severance payments	—	—	383	1,461	1,624
Income tax related to above adjustments	(2,332)	(5,754)	2,445	(1,067)	(8,082)
Loss on discontinued operations	24,904	4,627	—	24,904	4,627
Net deferred tax recovery(2)	(10,000)	—	—	(10,000)	—
Adjusted net earnings from continuing operations	71,153	22,806	27,389	149,133	67,851
Weighted average shares outstanding - basic ('000s)	207,737	146,458	208,149	207,436	121,172
Adjusted net earnings per share from continuing operations	$0.34	$0.16	$0.14	$0.72	$0.56

(1)	Purchase price allocation represents the impact on production costs of the valuation of metal inventory acquired with the business combinations.

(2)
One-time net deferred tax recovery of $52.6 million partially offset by one-time current and deferred tax expense of $42.6 million related to the tax impacts of Australian reorganizations and Canadian flow through shares.

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Earnings from Continuing Operations before Interest, Taxes, Depreciation, and Amortization (“EBITDA from continuing operations”)

EBITDA from continuing operations represents net earnings from continuing operations before interest, taxes, depreciation and amortization. EBITDA from continuing operations is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

The following is a reconciliation of EBITDA from continuing operations to the consolidated financial statements:

(in thousands, except per share amounts)	Three months ended December 31, 2017	Three months ended December 31, 2016	Three months ended September 30, 2017	Year ended December 31, 2017	Year ended December 31, 2016

Net earnings	$40,980	$3,076	$43,780	$132,426	$42,107
Loss from discontinued operations	24,904	4,627	—	24,904	4,627
Earnings from continuing operations	65,884	7,703	43,780	157,330	46,734

Add back:
Finance costs	3,455	3,031	2,350	12,206	11,628
Depletion and depreciation	45,621	24,491	31,686	148,655	58,970
Current income tax expense	13,826	(310)	11,976	44,223	2,800
Deferred income tax (recovery) expense	($24,911)	$10,305	$8,292	($5,474)	$30,233
EBITDA from continuing operations	$103,875	$45,220	$98,084	$356,940	$150,365

Working Capital

Working capital is a Non-IFRS measure. In the gold mining industry, working capital is a common measure of liquidity, but does not have any standardized meaning.

The most directly comparable measure prepared in accordance with IFRS is current assets and current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the Company’s liquidity. Working capital is reconciled to the amounts in the Consolidated Statements of Financial Position as follows:

(in thousands)	As at December 31, 2017	As at December 31, 2016
Current assets	$299,618	$289,886
Current liablities	130,472	197,579
Working capital	$169,146	$92,307

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Q4 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the President and Chief Executive Officer (“CEO”) and the Executive Vice President and Chief Financial Officer (“CFO”), as appropriate to permit timely decisions regarding public disclosure.

Kirkland Lake Gold’s management, including the CEO and CFO, have as at December 31, 2017, designed Disclosure Controls and Procedures (as defined in National Instrument 52-109 of the Canadian Securities Administrators), or caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the issuer is made known to them by others, particularly during the period in which the interim or annual filings are being prepared; and information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Internal Control over Financial Reporting

Kirkland Lake Gold’s management, including the CEO and CFO, are responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO and effected by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Kirkland Lake Gold’s management, including the CEO and CFO, believe that disclosure controls and procedures and internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed.

Management used the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate the effectiveness of the Company’s internal controls for the year ended
December 31, 2017. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was operating effectively as at December 31, 2017 to provide reasonable assurance the financial information is recorded, processed, summarized and reported in a timely manner.

Due to its inherent limitations, internal controls over financial reporting and disclosure may not prevent or detect all misstatements. Management will continue to monitor the effectiveness of its internal control over financial reporting and disclosure controls and procedures and may make modifications from time to time as considered necessary.

There have been no changes in the Company’s internal control over financial reporting during the three months and year ended December 31, 2017, that have materially affected or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

RISKS AND UNCERTAINTIES

The exploration, development and mining of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Kirkland Lake Gold is subject to several financial and operational risks that could have a significant impact on its cash flows and profitability. The most significant risks and uncertainties faced by the Company include: the price of gold; the uncertainty of production estimates, including the ability to extract anticipated tonnes and successfully realizing estimated grades; changes to operating and capital cost assumptions; the inherent risk associated with project development and permitting processes; the uncertainty of the mineral resources and their development into mineral reserves; the replacement of depleted reserves; foreign exchange risks; regulatory; tax as well as health, safety, and

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environmental risks. For more extensive discussion on risks and uncertainties refer to the “Risks and Uncertainties” section in the December 31, 2016 Annual Information Form and the Company’s MD&A for the period ended December 31, 2017 filed on SEDAR.

Price of Gold
The Company’s profitability and long-term viability depend, in large part, upon the market price of gold. Market price fluctuations of gold could adversely affect the profitability of the Company’s operations and lead to impairments and write downs of mineral properties. Metal prices fluctuate widely and are affected by numerous factors beyond the Company’s control, including: global and regional supply and demand for industrial products containing metals generally; and global or regional political or economic conditions.

There can be no assurance that metal prices will remain at current levels or that such prices will improve. A decrease in the market prices could adversely affect the profitability of the Company’s existing mines and projects as well as its ability to finance the exploration and development of additional properties, which would have a material adverse effect on the Company’s results of operations, cash flows and financial position. A decline in metal prices may require the Company to write-down mineral reserve and mineral resource estimates, which could result in material impairments of investments in mining properties. Further, if revenue from metal sales declines, the Company may experience liquidity difficulties. Its cash flow from mining operations may be insufficient to meet its operating needs, and as a result the Company could be forced to discontinue production and could lose its interest in, or be forced to sell, some or all of its properties.

In addition to adversely affecting mineral reserve and mineral resource estimates and the Company’s results of operations, cash flows and financial position, declining metal prices can impact operations by requiring a reassessment of the feasibility of a particular project and such reassessment may cause substantial delays or further interruptions which may have a material adverse effect on the Company’s results of operations, cash flows and financial position.

Exploration, Development and Operating Risks
Mining operations are inherently dangerous and generally involve a high degree of risk. Kirkland Lake Gold’s operations are subject to all of the hazards and risks normally encountered in the exploration, development and production of precious and base metals, including, without limitation, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, personal injury or loss of life and damage to tailings dams, property, and environmental damage, all of which may result in possible legal liability. Although the Company expects that adequate precautions to minimize risk will be taken, mining operations are subject to hazards such as fire, rock falls, geomechanical issues, equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability. The occurrence of any of these events could result in a prolonged interruption of the Company’s operations that would have a material adverse effect on its business, financial condition, results of operations and prospects. Further, the Company may be subject to liability or sustain losses in relation to certain risks and hazards against it cannot insure or for which it may elect not to insure. The occurrence of operational risks and/or a shortfall or lack of insurance coverage could have a material adverse impact on our future cash flows, earnings, results of operations and financial condition.

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by Kirkland Lake Gold will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices that are highly cyclical, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Kirkland Lake Gold not receiving an adequate return on invested capital. There is no certainty that the expenditures made towards the search and evaluation of mineral deposits will result in discoveries or development of commercial quantities of ore.

Development projects have no operating history upon which to base estimates of future capital and operating costs. For development projects, resource estimates and estimates of operating costs are, to a large extent, based upon the interpretation

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of geologic data obtained from drill holes and other sampling techniques, and feasibility studies, which derive estimates of capital and operating costs based upon anticipated tonnage and grades of ore to be mined and processed, ground conditions, the configuration of the ore body, expected recovery rates of minerals from ore, estimated operating costs, and other factors. As a result, actual production, cash operating costs and economic returns could differ significantly from those estimated. It is not unusual for new mining operations to experience problems during the start-up phase, and delays in the commencement of production can often occur.
Mineral exploration is highly speculative in nature. There can be no assurance that exploration efforts will be successful. Even when mineralization is discovered, it may take several years until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable mineral reserves through drilling. Because of these uncertainties, no assurance can be given that exploration programs will result in the establishment or expansion of mineral resources or mineral reserves.
The Company’s ability to meet development and production schedules and cost estimates for its development and expansion projects cannot be assured. Without limiting the generality of the foregoing, Kirkland Lake Gold is in the process of undertaking permitting efforts with respect to the Macassa Shaft Project, permitting with respect to its new tailings facility at the Macassa Mine, rehabilitiation of the current tailings facility at the Macassa Mine, the development and implementation of a paste fill plant for the Fosterville Mine and a water treatment plant at the Fosterville Mine. Technical considerations, delays in obtaining government approvals and necessary permits, the inability to obtain financing and/or the unanticipated costs associated with the development and construction of such projects could lead to further delays and delays in current mining operations in developing certain properties. Such delays could materially affect the financial performance of the Company.
Health, Safety and Environmental Risks and Hazards
Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities due to accidents that could result in serious injury or death and/or material damage to the environment and Company assets. The impact of such accidents could affect the profitability of the operations, cause an interruption to operations, lead to a loss of licenses, affect the reputation of the Company and its ability to obtain further licenses, damage community relations and reduce the perceived appeal of the Company as an employer. Personnel involved in the Company’s operations are subject to many inherent risks, including but not limited to, rock bursts, cave-ins, flooding, fall of ground, electricity, slips and falls and moving equipment that could result in occupational illness, health issues and personal injuries. The Company strives to manage all such risks in compliance with local and international standards. The Company has implemented various health and safety measures designed to mitigate such risks, including the implementation of improved risk identification and reporting systems across the Company, effective management systems to identify and minimize health and safety risks, health and safety training and the promotion of enhanced employee commitment and accountability, including a fitness for work program which focuses on fatigue, stress, and alcohol and drug abuse. Such precautions, however, may not be sufficient to eliminate health and safety risks and employees, contractors and others may not adhere to the occupational health and safety programs that are in place. Any such occupational health and personal safety issues may adversely affect the business of the Company and its future operations.
All phases of the Company’s operations are also subject to environmental and safety regulations in the jurisdictions in which it operates. These regulations mandate, among other things, water and air quality standards, noise, surface disturbance, the impact on flora and fauna and land reclamation, and regulate the generation, transportation, storage and disposal of hazardous waste. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that the Company has been or will at all times be in full compliance with all environmental laws and regulations or hold, and be in full compliance with, all required environmental, health and safety permits. In addition, no assurances can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on the Company’s financial position and operations. The potential costs and delays associated with compliance with such laws, regulations and permits could prevent the Company from proceeding with the development of a project or the operation or further development of a project, and any non-compliance therewith may adversely affect the Company’s business, financial condition and results of operations. Environmental hazards may also exist on the properties on which the Company holds interests that are unknown to the Company at present and that have been caused by previous or existing owners or operators of the properties.

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Government environmental approvals and permits are currently, or may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from proceeding with planned exploration or development of mineral properties. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The costs associated with such instances and liabilities could be significant. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduced levels of production at producing properties or require abandonment or delays in development of its mining properties. Parties engaged in mining operations, including the Company, may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. The Company may also be held financially responsible for remediation of contamination at current or former sites, or at third party sites. The Company could also be held responsible for exposure to hazardous substances.
In the context of environmental permits, including the approval of reclamation plans, Kirkland Lake Gold must comply with standards, laws and regulations that may entail costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the regulatory authority. The reclamation liability on any of Kirkland Lake Gold’s properties will be calculated based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its exploration or operating mine sites. The Company may incur costs associated with reclamation activities, which may materially exceed the provisions established by the Company for the activities. In addition, possible additional future regulatory requirements may require additional reclamation requirements creating uncertainties related to future reclamation costs. Should the Company be unable to post required financial assurance related to an environmental remediation obligation, the Company might be prohibited from starting planned operations or required to suspend existing operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect.
Foreign Operations and Political Risk
Kirkland Lake Gold conducts mining, development and exploration and other activities in Canada and Australia. Inherent risks with conducting foreign operations include, but are not limited to: renegotiation, cancellation or forced modification of existing contracts; expropriation or nationalization of property; changes in laws or policies or increasing legal and regulatory requirements of particular countries including those relating to taxation, royalties, imports, exports, duties, currency, or other claims by government entities, including retroactive claims and/or changes in the administration of laws, policies and practices; uncertain political and economic environments; war, terrorism, sabotage and civil disturbances; delays in obtaining or the inability to obtain or maintain necessary governmental permits or to operate in accordance with such permits or regulatory requirements; currency fluctuations; import and export regulations, including restrictions on the export of gold or other minerals; limitations on the repatriation of earnings; and increased financing costs.
These risks may limit or disrupt operating mines or projects, restrict the movement of funds, cause the Company to have to expend more funds than previously expected or required, or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, and may materially adversely affect the Company’s financial position or results of operations.
Uncertainty in the Estimation of Mineral Reserves and Mineral Resources
To extend the lives of its mines and projects, ensure the continued operation of the business and realize its growth strategy, it is essential that the Company continues to realize its existing identified mineral reserves, convert mineral resources into mineral reserves, increase its mineral resource base by adding new mineral resources from areas of identified mineralized potential, and/or undertake successful exploration or acquire new mineral resources.
The figures for mineral reserves and mineral resources contained in this MD&A are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that mineral reserves will be mined or processed profitably. Actual mineral reserves may not conform to geological, metallurgical or other expectations, and the volume and grade of ore recovered may differ from estimated levels. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s

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control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Lower market prices, increased production costs, reduced recovery rates and other factors may result in a revision of its mineral reserve estimates from time to time or may render the Company’s mineral reserves uneconomic to exploit. Mineral reserve data is not indicative of future results of operations. If the Company’s actual mineral reserves and mineral resources are less than current estimates or if the Company fails to develop its mineral resource base through the realization of identified mineralized potential, its results of operations or financial condition may be materially and adversely affected. Evaluation of mineral reserves and mineral resources occurs from time to time and estimates may change depending on further geological interpretation, drilling results and metal prices, which could have a negative effect on the Company’s operations. The category of inferred mineral resource is often the least reliable mineral resource category and is subject to the most variability. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven mineral reserves and probable mineral reserves as a result of continued exploration. The Company regularly evaluates its mineral resources and it often determines the merits of increasing the reliability of its overall mineral resources.
Replacement of Depleted Mineral Reserves
Given that mines have limited lives based on proven and probable mineral reserves, the Company must continually replace and expand its mineral resources and mineral reserves at its gold mines and discover, develop, or acquire mineral reserves for production. The Company’s ability to maintain or increase its annual production of gold will depend in significant part on its ability to bring new mines into production and to expand mineral reserves or extend the life of existing mines.
Uncertainty Relating to Mineral Resources
Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty which may be attached to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to measured or indicated mineral resources as a result of continued exploration.
Production Estimates
Kirkland Lake Gold has prepared estimates of future gold production for its existing and future mines. The Company cannot give any assurance that such estimates will be achieved. Failure to achieve production estimates could have an adverse impact on the Company’s future cash flows, profitability, results of operations and financial conditions. The realization of production estimates are dependent on, among other things, the accuracy of mineral reserve and resource estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions (including hydrology), the physical characteristics of ores, the presence or absence of particular metallurgical characteristics, and the accuracy of the estimated rates and costs of mining, ore haulage and processing. Actual production may vary from estimates for a variety of reasons, including the actual ore mined varying from estimates of grade or tonnage; dilution and metallurgical and other characteristics (whether based on representative samples of ore or not); short-term operating factors such as the need for sequential development of ore bodies and the processing of new or adjacent ore stopes from those planned; mine failures or slope failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for mining operations, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; plant and equipment failure; the inability to process certain types of ores; labour shortages or strikes; and restrictions or regulations imposed by government agencies or other changes in the regulatory environment. Such occurrences could also result in damage to mineral properties or mines, interruptions in production, injury or death to persons, damage to property of Kirkland Lake Gold or others, monetary losses and legal liabilities in addition to adversely affecting mineral production. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable, forcing Kirkland Lake Gold to cease production.
Cost Estimates
Capital and operating cost estimates made in respect of Kirkland Lake Gold’s mines and development projects may not prove accurate. Capital and operating cost estimates are based on the interpretation of geological data, feasibility studies, anticipated

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climatic conditions, market conditions for required products and services, and other factors and assumptions regarding foreign exchange currency rates. Any of the following events could affect the ultimate accuracy of such estimate: unanticipated changes in grade and tonnage of ore to be mined and processed; incorrect data on which engineering assumptions are made; delay in construction schedules, unanticipated transportation costs; the accuracy of major equipment and construction cost estimates; labour negotiations; changes in government regulation (including regulations regarding prices, cost of consumables, royalties, duties, taxes, permitting and restrictions on production quotas on exportation of minerals); and title claims.
Changes in the Company’s production costs could have a major impact on its profitability. Its main production expenses are personnel and contractor costs, materials, and energy. Changes in costs of the Company’s mining and processing operations could occur as a result of unforeseen events, including international and local economic and political events, a change in commodity prices, increased costs (including oil, steel and diesel) and scarcity of labour, and could result in changes in profitability or mineral reserve estimates. Many of these factors may be beyond the Company’s control.
The Company prepares estimates of future cash costs, operating costs and/or capital costs for each operation and project. There can be no assurance that uch estimates will be achieved and that actual costs will not exceed such estimates. Failure to achieve cost estimates and/or any material increases in costs not anticipated by the Company could have an adverse impact on future cash flows, profitability, results of operations and the financial condition of the Company.
Obligations as a Public Company
The Company’s business is subject to evolving corporate governance and public disclosure regulations that may from time to time increase both the Company’s compliance costs and the risk of non-compliance, which could adversely impact the price of the Common Shares.
The Company is subject to changing rules and regulations promulgated by a number of governmental and self-regulated organizations, including, but not limited to, the Canadian Securities Administrators and the TSX. These rules and regulations continue to evolve in scope and complexity creating many new requirements. For example, the Government of Canada proclaimed into force the Extractive Sector Transparency Measures Act on June 1, 2015, which mandates the public disclosure of payments made by mining companies to all levels of domestic and foreign governments starting in 2017 for the year ended December 31, 2016. The Company’s efforts to comply with such legislation could result in increased general and administration expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.
Government Regulation
The Company’s business, mining operations and exploration and development activities are subject to extensive federal, state, territorial and local laws and regulations governing exploration, development, production, exports, taxes, labour standards, waste disposal, protection of the environment, reclamation, historic and cultural resource preservation, mine safety and occupational health, control of toxic substances, reporting and other matters. Although the Company believes that its exploration activities are currently carried out in accordance with all applicable rules and regulations, new rules and regulations may be enacted and existing rules and regulations may be applied in a manner that could limit or curtail production or development of the Company’s properties. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a material adverse effect on the Company’s business, financial condition and results of operations. See also “Foreign Operations and Political Risk”.
Acquisitions and Integration
From time to time, the Company examines opportunities to acquire additional mining assets and businesses. Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations, and may expose the Company to new geographic, political, operating, financial and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of the Company. Any acquisitions would be accompanied by risks. For example, there may be a significant change in commodity prices after the Company has committed to complete the transaction and established the purchase price or exchange ratio; a material ore body may prove to be below expectations; the Company may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets

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may disrupt the Company’s ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant. In the event that the Company chooses to raise debt capital to finance any such acquisition, the Company’s leverage will be increased. If the Company chooses to use equity as consideration for such acquisition, existing shareholders may experience dilution. Alternatively, the Company may choose to finance any such acquisition with its existing resources. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.
Australian Foreign Investment Law
Pursuant to Australian law, a person acquiring control or direction, directly or indirectly, of 15% or more of the securities of the Company may be required to obtain prior approval from the Australian Foreign Investment Review Board. An investor who fails to obtain such approval may be subject to fines or may be forced to dispose of a portion of the investment. Investors should consult their own legal advisors prior to making any investment in securities of the Company.
Additional Capital
The exploration and development of the Company’s properties, including continuing exploration and development projects, and the construction of mining facilities and commencement of mining operations, may require substantial additional financing. Failure to obtain sufficient financing will result in a delay or indefinite postponement of exploration, development or production on any or all of the Company’s properties or even a loss of a property interest. Additional financing may not be available when needed or if available, the terms of such financing might not be favourable to the Company and the failure to raise capital when needed would have a material adverse effect on the Company’s business, financial condition and results of operations.
Market Price of Securities
The Common Shares are listed on the TSX, NSYE and the ASX. Securities markets have had a high level of price and volume volatility, and the market price of securities of many resource companies have experienced wide fluctuations in price that have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of Kirkland Lake Gold include macroeconomic developments locally and globally and market perceptions of the attractiveness of particular industries. There can be no assurance that continued fluctuations in mineral prices will not occur.
As a result of any of these factors, the market price of the securities of the Company at any given point in time may not accurately reflect the Company’s long-term value. In response to periods of volatility in the market price of a company’s securities, shareholders may institute class action securities litigation. Such litigation, if instituted, could result in substantial cost and diversion of management attention and resources, which could significantly harm profitability and the reputation of Kirkland Lake Gold.
Liquidity Risk
The Company has in the past and may in the future seek to acquire additional funding by the sale of Common Shares, the sale of assets or through the assumption of additional debt. Movements in the price of the Common Shares have been volatile in the past and may be volatile in the future. Furthermore, since approximately 10.4% of the Common Shares are held by Eric Sprott, the Chairman of the Board, the liquidity of the Company’s securities may be negatively impacted.
Community Relations
The Company’s relationships with the communities in which it operates and other stakeholders are critical to ensure the future success of its existing operations and the construction and development of its projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Publicity adverse to the Company, its operations or extractive industries generally, could have an adverse effect on the Company and may impact relationships with the communities in which Kirkland Lake Gold operates and other stakeholders. While the Company is committed to operating in a socially responsible manner, there can be no assurance that its efforts in this respect will mitigate this potential risk. Further, damage to the Company’s reputation can be the result of the perceived or actual occurrence of any number of events, and could include any negative publicity, whether true or not. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users

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has made it increasingly easier for individuals and groups to communicate and share opinions and views in regards to the Company and its activities,whether true or not. While the Company strives to uphold and maintain a positive image and reputation, the Company does not ultimately have control over how it is perceived by others. Reputation loss may lead to increased challenges in developing, maintaining community relations and advancing its projects and decreased investor confidence, all of which may have a material adverse impact on the financial performance and growth of the Company.
First Nations and Aboriginal Heritage
First Nations title claims and Aboriginal heritage issues may affect the ability of the Company to pursue exploration, development and mining on its properties. The resolution of First Nations and Aboriginal heritage issues is an integral part of exploration and mining operations in Canada and Australia and the Company is committed to managing any issues that may arise effectively. However, in view of the inherent legal and factual uncertainties relating to such issues, no assurance can be given that material adverse consequences will not arise.
Construction and Development of New Mines
The success of construction projects and the development of new mines by the Company is subject to a number of factors including the availability and performance of engineering and construction contractors, mining contractors, suppliers and consultants, the receipt of required governmental approvals and permits in connection with the construction of mining facilities, the conduct of mining operations (including environmental permits), and the successful completion and operation of ore passes, among other operational elements. Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which the Company is dependent in connection with its construction activities, a delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, or a delay in or failure in connection with the completion and successful operation of the operational elements of new mines could delay or prevent the construction and start-up of new mines as planned. There can be no assurance that current or future construction and start-up plans implemented by the Company will be successful, that the Company will be able to obtain sufficient funds to finance construction and start-up activities, that the Company will be able to obtain all necessary governmental approvals and permits or that the construction, start-up and ongoing operating costs associated with the development of new mines will not be significantly higher than anticipated by the Company. Any of the foregoing factors could adversely impact the operations and financial condition of the Company.
Commercial viability of a new mine or development project is predicated on many factors. Mineral reserves and mineral resources projected by feasibility studies and technical assessments performed on the projects may not be realized, and the level of future metal prices needed to ensure commercial viability may not materialize. Consequently, there is a risk that start-up of new mine and development projects may be subject to write-down and/or closure as they may not be commercially viable.
Availability and Costs of Infrastructure, Energy and Other Commodities
Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants that affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect Kirkland Lake Gold’s operations, financial condition and results of operations.
The profitability of the Company’s operations will be dependent upon the cost and availability of commodities which are consumed or otherwise used in connection with the Company’s operations and projects, including, but not limited to, diesel, fuel, natural gas, electricity, steel and concrete. Commodity prices fluctuate widely and are affected by numerous factors beyond the control of the Company. If there is a significant and sustained increase in the cost of certain commodities, the Company may decide that it is not economically feasible to continue all of the Company’s commercial production and development activities and this could have an adverse effect on profitability. Higher worldwide demand for critical resources like input commodities, drilling equipment, mobile mining equipment, tires and skilled labour could affect the Company’s ability to acquire them and lead to delays in delivery and unanticipated cost increases, which could have an effect on the Company’s operating costs, capital expenditures and production schedules.
Further, the Company relies on certain key third-party suppliers and contractors for services, equipment, raw materials used in, and the provision of services necessary for, the development, construction and continuing operation of its assets. As a result, the Company’s activities at its mine sites are subject to a number of risks, some of which are outside its control, including

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negotiating agreements with suppliers and contractors on acceptable terms, the inability to replace a supplier or a contractor and its equipment, raw materials or services in the event that either party terminates the agreement, interruption of operations or increased costs in the event that a supplier or contractor ceases its business due to insolvency or other unforeseen event and failure of a supplier or contractor to perform under its agreement with the Company. The occurrences of one or more of these events could have a material effect on the business, results of operations and financial condition of the Company.
Nature and Climatic Conditions
The Company and the mining industry are facing continued geotechnical challenges, which could adversely impact the Company’s production and profitability. Unanticipated adverse geotechnical and hydrological conditions, such as landslides, droughts, pit wall failures and rock fragility may occur in the future and such events may not be detected in advance. Geotechnical instabilities and adverse climatic conditions can be difficult to predict and are often affected by risks and hazards outside of the Company’s control, such as severe weather and considerable rainfall, which may lead to periodic floods, mudslides, wall instability and seismic activity, which may result in slippage of material.
Geotechnical failures could result in limited or restricted access to mine sites, suspension of operations, government investigations, increased monitoring costs, remediation costs, loss of ore and other impacts, which could cause one or more of the Company’s projects to be less profitable than currently anticipated and could result in a material adverse effect on the Company’s results of operations and financial position. At the Fosterville Mine, ore is processed by crushing and grinding followed by flotation, bacterial oxidation and carbon in leach (CIL) circuits. Downtime at the Fosterville BIOX® plant impacts bacterial activity and gold recovery in the BIOX® circuit, which could have a negative effect on the financial condition and results of operation of the mine.
Kirkland Lake Gold has properties located in the Northern Territory, Australia. Typically, the Northern Territory’s tropical wet season is from the end of November to the end of March. During the wet season, the properties may be subject to unpredictable weather conditions such as cyclones, heavy rains, strong winds and flash flooding. Kirkland Lake Gold has undertaken several steps to minimize the effects of the wet season on its operations including sealing roads, accommodating the build-up of mined inventory and planning exploration and mining activities around the wet season. Nonetheless, no assurance can be given that the unpredictable weather conditions will not adversely affect mining and exploration activities. In particular, mining, drilling and exploration activities may be suspended due to poor ground conditions, ore haulage activities may be slowed or delayed as roads may be temporarily flooded, and deposits where the host rock is clayish in nature may have to be mined or processed at slower than anticipated rates and/or mixed with lower grade stockpile ore.
Information Technology
The Company is reliant on the continuous and uninterrupted operations of its information technology (“IT”) systems. User access and security of all IT systems are critical elements to the operations of the Company. The Company’s operations depend, in part, on how well the Company and its suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, hacking, computer viruses, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any IT failure pertaining to availability, access or system security could result in disruption for personnel and could adversely affect the reputation, operations or financial performance of the Company.
The Company’s IT systems could be compromised by unauthorized parties attempting to extract business sensitive, confidential or personal information, corrupting information or disrupting business processes or by inadvertent or intentional actions by the Company’s employees or vendors. A cyber security incident resulting in a security breach or failure to identify a security threat, could disrupt business and could result in the loss of business sensitive, confidential or personal information or other assets, as well as litigation, regulatory enforcement, violation of privacy and security laws and regulations and remediation costs.
Although to date the Company has not experienced any material losses relating to cyber attacks or other information security breaches, there can be no assurance that it will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve,

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the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.
Permitting
The Company’s operations are subject to receiving and maintaining permits from appropriate governmental authorities. There is no assurance that delays will not occur in connection with obtaining all necessary renewals of permits for the Company’s existing operations, additional permits for any possible future changes to operations, or additional permits associated with new legislation. Prior to any development on any of its properties, the Company must receive permits from appropriate governmental authorities. There can be no assurance that the Company will continue to hold all permits necessary to develop or continue operating at any particular property. Any of these factors could have a material adverse effect on the Company’s results of operations and financial position.
Insurance and Uninsured Risks
Kirkland Lake Gold’s business is subject to a number of risks and hazards generally, including: adverse environmental conditions; industrial accidents; labour disputes; unusual or unexpected geological conditions; ground or slope failures; cave-ins; changes in the regulatory environment; and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Kirkland Lake Gold’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.
The businesses and properties of Kirkland Lake Gold are insured against loss or damage, subject to a number of limitations and qualifications. Such insurance will not cover all the potential risks associated with a mining company’s operations. Kirkland Lake Gold may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Kirkland Lake Gold or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards that it may not be insured against or that Kirkland Lake Gold may elect not to insure against because of premium costs or other reasons. The Company may suffer a material adverse effect on its business, results of operations, cash flows and financial position if it incurs a material loss related to any significant event that is not covered, or adequately covered, by its insurance policies.
Competition
The mining industry is intensely competitive in all of its phases and Kirkland Lake Gold competes with many companies possessing greater financial and technical resources than itself. Competition in the precious metals mining industry is primarily for mineral rich properties that can be developed and produced economically; the technical expertise to find, develop, and operate such properties; the labour to operate the properties; and the capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals, but also conduct refining and marketing operations on a global basis. Such competition may result in Kirkland Lake Gold being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. Existing or future competition in the mining industry could materially adversely affect Kirkland Lake Gold’s prospects for mineral exploration and success in the future.
Currency Fluctuations
Currency fluctuations may affect the Company’s capital costs and the costs that the Company incurs at its operations. Gold is sold throughout the world based principally on a United States dollar price, but most of the Company’s operating and capital expenses are incurred in Australian dollars and Canadian dollars. The appreciation of these currencies against the United States dollar would increase the costs of gold production at such mining operations, which could materially and adversely affect Kirkland Lake Gold’s profitability, results of operations and financial position.
Tax Matters
The Company’s taxes are affected by a number of factors, some of which are outside of its control, including the application and interpretation of the relevant tax laws and treaties. If the Company’s filing position, application of tax incentives or similar

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“holidays” or benefits were to be challenged for any reason, this could have a material adverse effect on the Company’s business, results of operations and financial condition.
The Company is subject to routine tax audits by various tax authorities. Tax audits may result in additional tax, interest payments and penalties which would negatively affect the Company’s financial condition and operating results. New laws and regulations or changes in tax rules and regulations or the interpretation of tax laws by the courts or the tax authorities may also have a substantial negative impact on the Company’s business. There is no assurance that the Company’s current financial condition will not be materially adversely affected in the future due to such changes.
Foreign Mining Tax Regimes
Mining tax regimes in foreign jurisdictions are subject to differing interpretations and are subject to constant change. The Company’s interpretation of taxation law as applied to its transactions and activities may not coincide with that of the tax authorities. As a result, transactions may be challenged by tax authorities and the Company’s operations may be assessed, which could result in significant additional taxes, penalties and interest. In addition, proposed changes to mining tax regimes in foreign jurisdictions could result in significant additional taxes payable by the Company, which would have a negative impact on the financial results of Kirkland Lake Gold.
Litigation
All industries, including the mining industry, are subject to legal claims, with and without merit. Legal proceedings may arise from time to time in the course of the Company’s business. Such litigation may be brought in the future against Kirkland Lake Gold or one or more of its Subsidiaries or the Company or one or more of its Subsidiaries may be subject to another form of litigation. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. As of the date hereof, no material claims have been brought against the Company, nor has the Company received an indication that any material claims are forthcoming. However, due to the inherent uncertainty of the litigation process, should a material claim be brought against the Company, the process of defending such claims could take away from the time and effort management of the Company would otherwise devote to its business operations and the resolution of any particular legal proceeding to which the Company or one or more of its Subsidiaries may become subject could have a material adverse effect on the Company’s financial position and results of operations.
Title to the Company’s Mining Claims and Leases
The acquisition and maintenance of title to mineral properties is a very detailed and time-consuming process. While the Company has carried out reviews of title to its mining claims and leases, this should not be construed as a guarantee that title to such interests will not be challenged or impugned. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure mine tenure may be severely constrained. Third parties may have valid claims underlying portions of the Company’s interests, including prior unregistered liens, agreements, royalty transfers or claims, including native land claims, other encumbrances and title may be affected by, among other things, undetected defects. The Company has had difficulty in registering ownership of certain titles in its own name due to the demise of the original vendors of such titles when owned by the Company’s predecessors-in-title. If these challenges are successful, this could have an adverse effect on the development of the Company’s properties as well as its results of operations, cash flows and financial position. In addition, the Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.
Dependence on Outside Parties
Kirkland Lake Gold has relied upon consultants, engineers, contractors and other parties and intends to rely on these parties for exploration, development, construction and operating expertise. Substantial expenditures are required to construct mines, to establish mineral reserves through drilling, to carry out environmental and social impact assessments, to develop metallurgical processes to extract metal from ore and, in the case of new properties, to develop the exploration and plant infrastructure at any particular site. Deficient or negligent work or work not completed in a timely manner could have a material adverse effect on Kirkland Lake Gold.

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Dependence on Key Management Personnel
The Company is dependent upon a number of key management personnel. The Company’s ability to manage its operating, development, exploration and financing activities will depend in large part on the efforts of these individuals. As the Company’s business grows, it will require additional key financial, administrative, mining, marketing and public relations personnel as well as additional staff for operations. The Company faces intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel. The loss of the services of one or more key employees or the failure to attract and retain new personnel could have a material adverse effect on the Company’s ability to manage and expand the Company’s business.
Labour and Employment Matters
Production at the Company’s mining operations is dependent upon the efforts of its employees and the Company’s operations would be adversely affected if it fails to maintain satisfactory labour relations. Factors such as work slowdowns or stoppages caused by the attempted unionization of operations and difficulties in recruiting qualified miners and hiring and training new miners could materially adversely affect the Company’s business. This would have a negative effect on the Company’s business and results of operations; which might result in the Company not meeting its business objectives.
In addition, relations between the Company and its employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in whose jurisdictions the Company carries on business. Changes in such legislation or in the relationship between the Company and its employees may have a material adverse effect on the Company’s business, results of operations and financial condition. There are currently no material labour shortages with the Company operating near its budgeted manning levels.
Conflicts of Interest
Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development and, consequently, there exists the possibility for such directors and officers to be in a position of conflict. The Company expects that any decision made by any of such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders, but there can be no assurance in this regard. In addition, each of the Company’s directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest or which are governed by the procedures set forth in the OBCA and any other applicable law. In the event that the Company’s directors and officers are subject to conflicts of interest, there may be a material adverse effect on its business.
FORWARD LOOKING STATEMENTS

Certain statements in this MD&A constitute ‘forward looking statements’, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to the future business activities and operating performance of the Company. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, among others, the development of the Company’s properties and the anticipated timing thereof, expected production from, and the further potential of, the Company’s properties, the anticipated timing and commencement of exploration programs on various targets within the Company’s land holdings, the ability to lower costs and gradually increase production, the ability of the Company to successfully achieve business objectives, the ability of the Company to achieve its longer-term outlook and the anticipated timing and results thereof, the performance of the Company’s equity investments and the ability of the Company to realize on its strategic goals with respect to such investments, the effects of unexpected costs, liabilities or delays, the potential benefits and synergies and expectations of other economic, business and or competitive factors, the Company's expectations in connection with the projects and exploration programs being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating gold prices, currency exchange rates (such as the Canadian dollar versus the US dollar), mark-to-market derivative variances, possible variations in ore grade or recovery rates, changes in accounting policies, changes in the Company's corporate mineral resources, changes in project parameters as plans

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continue to be refined, changes in project development, construction, production and commissioning time frames, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, the ability to obtain the necessary permits in connection with the rehabilitation of the Macassa tailings facility and the development of a new tailings facility and the anticipated results associated therewith, native and aboriginal heritage issues, risks relating to infrastructure, permitting and licenses, government regulation of the mining industry, risks relating to foreign operations, uncertainty in the estimation and realization of mineral resources and mineral reserves, quality and marketability of mineral product, environmental regulation and reclamation obligations, risks relating to the Northern Territory wet season, risks relating to litigation, risks relating to foreign mining tax regimes, competition, currency fluctuations, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, and limitations on insurance, as well as those risk factors discussed or referred to in the AIF of the Company for the year ended December 31, 2016 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements except as otherwise required by applicable law.

Mineral resources are not mineral reserves, and do not have demonstrated economic viability, but do have reasonable prospects for eventual economic extraction. Measured and indicated resources are sufficiently well defined to allow geological and grade continuity to be reasonably assumed and permit the application of technical and economic parameters in assessing the economic viability of the resource. Inferred resources are estimated on limited information not sufficient to verify geological and grade continuity or to allow technical and economic parameters to be applied. Inferred resources are too speculative geologically to have economic considerations applied to them to enable them to be categorized as mineral reserves. There is no certainty that Measured or Indicated mineral resources can be upgraded to mineral reserves through continued exploration and positive economic assessment.

INFORMATION CONCERNING ESTIMATES OF MINERAL RESERVES AND MEASURED, INDICATED AND INFERRED RESOURCES

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101-Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”)-CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”).

Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

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Accordingly, information contained in this Management’s Discussion and Analysis contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

This document uses the terms “Measured”, “Indicated” and “Inferred” Resources. US investors are advised that while such terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of pre-feasibility, feasibility or other economic studies. U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. U.S. investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

TECHNICAL INFORMATION

The technical contents related to Kirkland Lake Gold Ltd. mines and properties, have been reviewed and approved by Pierre Rocque, P.Eng., Vice President, Canadian Operations and Ian Holland, FAusIMM, Vice President, Australian Operations. Mr. Rocque and Mr. Holland are “qualified persons” as defined in National Instrument 43-101 and have reviewed and approved disclosure of the technical information and data in this news release.

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Q4 2017 MANAGEMENT’S DISCUSSION AND ANALYSIS

CORPORATE INFORMATION

Directors		Company Information

Eric Sprott	Chairman of the Board	Corporate Head Office
Anthony Makuch (3) (5)	President and Chief Executive Officer	200 Bay Street, Suite 3120
Jeffrey Parr (2) (3) (4)	Independent Director	RBC Plaza – South Tower
Barry P. Olson (3) (5)	Independent Director	Toronto, Ontario M5J 2J1
Pamela Klessig (1) (3) (5)	Independent Director	Canada
Raymond Threlkeld (1) (2)	Independent Director
Jonathan Gill (3) (4) (5)	Independent Director	Investor Relations
Arnold Klassen (1) (2) (4)	Independent Director	Mark Utting, Vice President, Investor Relations
T: 416.840.7884
Board Committees		E: mutting@klgold.com
(1) Corporate Governance and Nominating Committee
(2) Audit Committee		Registrar and Transfer Agent
(3) Technical Committee		TSX Trust Company
(4) Compensation Committee		200 University Avenue, Suite 300
(5) HSE & Corporate Social Responsibility Committee		Toronto, Ontario M5H 4H1
Canada
Management		T: 416.607.7898
www.tsxtrust.com
Anthony Makuch	President and Chief Executive Officer
Philip Yee	Executive VP and Chief Financial Officer	Auditors
Alasdair Federico	Executive VP, Corporate Affairs & CSR	KPMG LLP
Christina Ouellette	Executive VP, Human Resources	333 Bay Street #4600
Pierre Rocque	VP, Canadian Operations	Toronto, Ontario M5H 2S5
Ian Holland	VP, Australian Operations	Canada
Doug Cater	VP, Exploration, Canada	T: 416.777.8500
John Landmark	VP, Exploration, Australia	www.kpmg.ca
Jennifer Wagner	Corporate Legal Counsel
Raymond Yip	VP, Business Intelligence
Mark Utting	VP, Investor Relations
Brian Hagan	VP, Health Safety and Environment

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